P.E. 12/31/03

MAR 9 2004

ARLS

EASYLINK SERVICES CORP

EASYLINK SERVICES

2003 Annual Report

2003 Annual Report Table of Contents

1 President's Letter

4 Consolidated Selected Financial Data

6 Management's Discussion and Analysis of Financial Condition and Results of Operations

19 Consolidated Balance Sheets

20 Consolidated Statements of Operations

21 Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Loss

24 Consolidated Statements of Cash Flows

26 Notes to Consolidated Financial Statements

56 Independent Auditors' Report

57 Market for the Registrant's Common Equity and Related Stockholder Matters

April, 2004

To our shareholders, customers, partners, and employees:

2003 was a milestone year for EasyLink. We achieved the first two profitable quarters in our history, and approached breakeven from operations for the full year.

When we brought EasyLink together in 2001, we knew we had both an exciting opportunity as well as a set of critical challenges facing us. The opportunity was clear enough – to help customers become more competitive by providing them the means to conduct business electronically. We would provide the means that would allow them to communicate with their customers and trading partners more efficiently. The rise of e-commerce, the ongoing drive to increase productivity and reduce costs, the clear need across industries for secure and reliable uses of the Internet – these and other factors created a global business opportunity for EasyLink.

However, the challenges have also been significant. For example, transforming AT&T EasyLink Services into the nucleus of an independent public company has been no small challenge. We have had to convince customers that, in effect, a new company could be entrusted with keeping their business-critical transactions flowing. Servicing infrastructure such as network operations, billing, and customer service needed to be taken over by us without causing customer disruption. Technical development had to be transferred, and everything needed to be renamed and rebranded. Shortly after we began this work, we had a similar undertaking on our hands when we acquired the London-based Comtext business from the European technology company GN. We were low on cash, saddled with debt, and under competitive attack. In the midst of all this we were faced with a significant economic downturn following 9/11/2001. Overall revenue was declining. Clearly, the state of the global economy in 2002 and 2003 contributed to this decline, as did our decision to get out of certain businesses such as the e-mail hosting business. Some of the decline was related to integration-related issues: in some cases we lost revenue because we caused a customer disruption; in other cases customers were unwilling to let the new and unproven EasyLink handle all or most of their business. In still other cases, customers who were not paying market-based rates to AT&T demanded them of us.

In light of all of these challenges, the fact that the new EasyLink achieved profitability in only its tenth quarter of operations is remarkable. By and large, we have successfully integrated the operations of the four previously competing companies that provided the underlying technology and customer base that are today's EasyLink. We have reduced the principal amount of the Company's debt and capitalized lease obligations from $127.9 million at the end of 2000 when we were forming EasyLink to $13.5 million at the end of 2003. We have funded the ongoing operation of the Company, including expansion of service lines and markets served, almost exclusively through the cash generated by the business.

Executing Our Strategy

EasyLink's strategy in 2003 continued to be driven by four principal thrusts. In order of importance they were: achieving profitability; becoming our industry's quality leader; delivering new value to customers; and expanding our presence in key global markets. Our two consecutive profitable quarters in the second half of 2003 are the most critical outcome of the diligent application of our strategy to date. Our improved financial condition now allows us to focus more of our attention on improving the value we bring to our customers relative to our competitors.

Achieving Profitability

One of the shared values all EasyLink employees live by is "Growing EasyLink's Profitability is Everyone's Job." As a result, our company is now financially stronger than ever. Net cash generated from business operations for the full year 2003 was $7.7 million, up from $2.2 million in 2002. We reduced operating expenses relating to our cost of revenue, sales and marketing, G&A and product development by a combined $15.1 million through planned facilities consolidations, an aggressive focus on priorities and the resources required to execute against them, as well as the efficiencies gained through our Six-Sigma Quality program. Improving our balance sheet continued to be a critical initiative in 2003. We eliminated $63.0 million of debt principal, $6.5 million of capitalized interest, and $2.4 million of accrued interest, net of deferred debt issuance costs. These financial gains, along with the significant reduction in management time which has been required over the past 18 months to deliver these improvements, allows us to focus more time, attention, and resources to growing the business going forward.

On our Way to Becoming our Industry's Quality Leader

We continued the journey towards our corporate goal of ultimately achieving Six Sigma Quality. In 2002, EasyLink launched Six-Sigma Quality throughout the organization, joining corporations such as GE, Honeywell, DuPont and Motorola in adopting this customer-focused way of doing business. Six-Sigma is a rigorous and disciplined methodology that uses data and statistical analysis to measure customers' "critical to quality" requirements and improve EasyLink's performance against specific metrics related to those requirements. Since our launch of Six-Sigma in 2002, we have achieved an overall 63% improvement against these metrics, giving us overall quality levels equivalent to world-class software companies and, I believe, a measurable quality advantage over our competitors.

Delivering New Value to Our Customers

Where once we only delivered transactions, EasyLink now has a much deeper involvement in a customer's business process through capabilities that include data capture, format translation, encryption, web-based archiving, and related advisory services. Our customers began to reap the benefits of our expanded solution set in 2003. For example, a major insurance company selected us to streamline its claims operations by capturing the information from faxed claims forms, translating it into industry-standard XML data, and delivering that data into its claims system. They estimate that this process improvement reduces their entire claims cost by $27 per claim, in addition to increasing the satisfaction levels of their customers because claims are now processed faster and more accurately. We are working with customers in a number of industries to achieve similar or even greater results for their businesses.

Expanding our Presence in Key Global Markets

EasyLink continued to expand in key global markets during 2003, particularly in Europe, where our Fax to E-Mail Service is now available in 13 countries. We also expanded our distribution into the established French and emerging Turkish markets, and have begun offering our new Transaction Management Services in the UK, where EasyLink Services UK is a well-established provider of high-value solutions. About a quarter of EasyLink's revenue now originates outside of the United States and Canada. Many of our large, multinational customers, including our largest banking industry customer have significant bases of operation, and in several cases global purchasing authority located outside of the United States. Customers expect their strategic suppliers to do business where they do, so we will continue to expand our global sales, support, and range of services offered to meet their needs.

The End of the Beginning

If at some point in the future someone were to write a business school case study on EasyLink, an appropriate heading for the year 2003 might be "The End of the Beginning." The story up to that point would discuss how we brought together several businesses in various lifecycle stages. It would touch on lines of business that had to be eliminated and business segments it no longer made sense to focus upon, as well as the need to successfully introduce new, high-quality capabilities globally to the company's many Fortune 500 customers. There would be a section on the heavy debt burden that threatened the company's survival. 2003 would be portrayed as the year things start to come together for the company. Integration is substantially complete. New offers are out in the marketplace. Debt is no longer a critical issue. Quality and globalization initiatives are starting to produce measurable results. The company turns in two consecutive profitable quarters.

All of these achievements clearly signify the end of EasyLink's beginning. The many tasks we have undertaken since EasyLink's inception have been necessary not only for the company's initial survival, but also its long-term success. The necessary groundwork – financial stability, quality leadership, new high-value services, and global presence – for the next chapter in our history has been laid. That chapter will be on profitable revenue growth.

The Road Ahead

Great companies are not born, they are built. Each starts out under different circumstances, has a unique mix of assets and liabilities, and charts its own course towards long-term prosperity. A good company becomes great by relentlessly pursuing its mission through systematic execution of a solid plan. EasyLink is doing this. We have had to overcome some challenging circumstances since our founding. EasyLink has emerged from this initial stage of its corporate history as a faster, stronger, and smarter company, better prepared to fulfill its mission and meet tomorrow's challenges.

Our greatest asset continues to be our customer relationships. I frequently have occasion to meet with executives of the companies we serve, some of the largest financial services, transportation, and manufacturing companies in the world. These customer meetings provide an opportunity to hear firsthand about their challenges and discuss possible solutions we can offer, as well as share with them the progress EasyLink, their strategic partner, is making in executing its plan. Our customers provide ongoing validation of our mission and our plan. Our customers surface new ideas to create value and on how we can be a better partner. Our customers tell us that we are a company they can believe in. Our customer relationships are a source of renewable energy for our entire team that will sustain us on the road ahead.

I thank you, on behalf of all of us at EasyLink, for your continuing support.

Thomas F. Murawski
President and Chief Executive Officer

Consolidated Selected Financial Data

Five Year Summary of Selected Financial Data (in thousands, except per share and employee data)

	2003	2002	2001	2000	1999
Consolidated Statement of Operations Data for the Year Ended December 31,					
Revenues	$101,347	$114,354	$ 123,929	$ 52,698	$ 12,709
Total cost of revenues and operating expenses (a)	102,264	201,287	296,170	204,196	66,352
Total other income (expense), net (b)	52,803	1,088	28,203	(7,405)	6,628
Loss from operations	(917)	(86,933)	(172,241)	(151,498)	(53,643)
Loss from discontinued operations	(938)	–	(63,027)	(70,624)	–
Extraordinary gain	–	–	782	–	–
Net income (loss)	50,948	(85,845)	(206,283)	(229,527)	(47,015)
Cumulative dividends on settlement of contingent obligations to preferred stockholders	–	–	–	–	(14,556)
Net income (loss) attributable to common stockholders	50,948	(85,845)	(206,283)	(229,527)	(61,571)
Basic net income (loss) per common share:					
Income (loss) from continuing operations	$ 1.47	$ (5.13)	$ (15.26)	$ (27.79)	$ (19.63)
Loss from discontinued operations	(0.03)	–	(6.68)	(12.35)	–
Extraordinary gain	–	–	0.09	–	–
Net income (loss) per common share	$ 1.44	$ (5.13)	$ (21.85)	$ (40.14)	$ (19.63)
Diluted net income (loss) per common share:					
Income (loss) from continuing operations	$ 1.46	$ (5.13)	$ (15.26)	$ (27.79)	$ (19.63)
Loss from discontinued operations	(0.03)	–	(6.68)	(12.35)	–
Extraordinary gain	–	–	0.09	–	
Net income (loss) per common share	$ 1.43	$ (5.13)	$ (21.85)	$ (40.14)	$ (19.63)
Weighted average basic shares outstanding	35,402	16,733	9,442	5,718	3,137
Weighted average diluted shares outstanding	35,654	16,733	9,442	5,718	3,137
Consolidated Balance Sheet Data at December 31,					
Cash and cash equivalents	6,623	9,554	13,278	4,331	36,870
Marketable securities	–	–	–	12,595	7,006
Total current assets	19,813	23,511	36,900	86,490	50,137
Property and equipment, net	10,641	14,833	21,956	38,997	28,935
Goodwill and other intangible assets, net	17,895	20,814	107,937	154,804	28,964
Total assets	49,411	61,011	170,242	306,917	137,267
Total current liabilities	31,575	43,126	54,494	54,242	28,336
Long-term capital lease obligations	37	196	566	12,638	12,016
Capitalized interest on notes payable, less current portion	956	7,402	13,750	–	–
Long-term notes payable	10,511	71,398	80,923	100,321	–
Total stockholders' equity (deficit)	4,412	(61,822)	20,503	138,935	96,014
Number of Employees at December 31,	483	572	587	1,401	276

(a) Included in operating expenses are:

	2003	2002	2001	2000	1999
Amortization of goodwill and other intangible assets	2,919	6,751	52,068	39,977	2,979
Write-off of acquired in-process technology	–	–	–	7,650	900
Impairment of intangible assets	–	78,784	62,200	–	–
Restructuring charges	1,478	2,320	25,337	5,338	–
(Gain) loss on sale of businesses	–	(426)	1,804	–	–

Consolidated Selected Financial Data

(b) Included in other income (expense), net are:

	2003	2002	2001	2000	1999
Interest income	36	189	565	4,686	1,885
Interest expense	(1,390)	(4,785)	(10,383)	(9,791)	(751)
Gain on debt restructuring and settlements	54,078	6,558	47,960	–	–
Impairment of investments	–	(1,515)	(10,131)	(200)	–
Loss on equity investment	–	–	–	(2,100)	–
Other, net	79	641	192	–	5,494

The consolidated selected financial data should be read in conjunction with the consolidated financial statements and the notes to these statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this document. The consolidated financial statements included herein have been prepared assuming that the Company will continue as a going concern. The Company's independent public accountants have included two explanatory paragraphs in their audit report accompanying the 2003 consolidated financial statements. The first explanatory paragraph states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The second explanatory paragraph states that as discussed in Notes 1(i), 1(j) and 6, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

We believe that due to the many acquisitions that we made in recent years and dispositions during 2001, the period to period comparisons for 1999 through 2003 are not meaningful and should not be relied upon as indicative of future performance.

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of factors that affect the comparability of the selected financial data in the years presented above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated financial statements included herein have been prepared assuming that the Company will continue as a going concern. The Company's independent public accountants have included two explanatory paragraphs in their audit report accompanying the 2003 consolidated financial statements. The first explanatory paragraph states that the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raise substantial doubt about its ability to continue as a going concern. As shown in the accompanying consolidated financial statements, prior to 2003, the Company incurred net losses of $85.8 million and $206.3 million for the two years ended December 31, 2002 and 2001, respectively. As of December 31, 2003, the Company had an accumulated deficit of $548.3 million and stockholders' equity of $4.4 million. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The second explanatory paragraph states that as discussed in Notes 1(i), 1(j) and 6, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

Overview

We are a provider of services that facilitate the electronic exchange of information between enterprises, their trading communities and their customers. On an average business day, we handle approximately one million transactions that are integral to the movement of money, materials, products and people in the global economy such as insurance claims, trade and travel confirmations, purchase orders, invoices, shipping notices and funds transfers, among many others. We offer a broad range of information exchange services to businesses and service providers, including transaction delivery services such as electronic data interchange or "EDI," telex, desktop fax, broadcast and production messaging services; services that protect corporate e-mail systems such as virus protection, spam control and content filtering services; and document capture and management services such as fax to database, fax to data and data conversion services.

Until March 30, 2001, we also offered advertising services and consumer e-mail services to Web sites, ISP's and direct to consumers. In this market, we provided Web-based e-mail services or WebMail to Internet Service Providers (ISPs) including several of the world's top ISPs, and we partnered with top branded Web sites to provide WebMail services to their users. In addition, we served the market directly through our flagship web site www.mail.com. On October 26, 2000, we announced our intention to sell our advertising network business and stated that we would focus exclusively on our established outsourced messaging business. We also announced that as a result of our decision to focus on outsourced messaging business, we would streamline the organization and further integrate our technological and operational infrastructures. On March 30, 2001, we completed the sale of our advertising network and consumer e-mail business to Net2Phone. In connection with the sale, we entered into a hosting agreement under which we would host or arrange for a third party to host the consumer e-mailboxes for Net2Phone for a minimum of one year. In November 2001, we terminated the hosting agreement with Net2Phone.

In March 2000, we formed WORLD.com to develop the Company's extensive portfolio of domain names into major Web properties, such as Asia.com and India.com, which served the business-to-business and business-to-consumer marketplace. Through its subsidiaries, WORLD.com generated revenues primarily from sales of information technology products, system integration and website development for other companies, advertising related sales and commissions earned from booking travel arrangements. On November 2, 2000, we announced our intent to sell all assets not related to our core outsourced messaging business, including Asia.com Inc., India.com Inc., and our portfolio of domain names. On May 3, 2001, our majority-owned subsidiary Asia.com, Inc. sold its business to an investor group. In October 2001, we sold a subsidiary of India.com, Inc. and we have ceased conducting its portal business. Accordingly, the results of World.com and its subsidiaries have been reclassified as discontinued operations in our financial statements for all periods presented. See

Notes 1(c) and 9 to our consolidated financial statements for additional information.

Revenues

For the year ended December 31, 2003 total revenues were $101.3 million compared to $114.4 million in 2002 and $123.9 million in 2001. The declines in revenue in 2003 and 2002 as compared to the prior year primarily occurred in our production messaging services, which include fax, telex and email hosting as a result of lower volumes and negotiated individual customer price reductions at the time of service contract renewals and loss of certain customers. However, the declines may continue. These services have been impacted by continuing pricing pressures in the telecommunications market and by technological factors that replace or reduce the deployment of such services by our customers. We intend to offset this continuing revenue erosion by offering new services including Document Capture and Management services and Integrated Desktop Management services.

During 2003 and 2002, we generated substantially all of our revenues from information exchange services to enterprises. During 2001, we generated approximately 98% of our revenues from information exchange services provided to enterprises and approximately 2% of our revenue from the advertising network business and other sources. All revenues from information exchange services for the years ended December 31, 2003 and 2002 were generated from companies we acquired since August 1999. Approximately 98% of our revenues came from these acquired businesses during 2001.

Operating Results

Our operating results have significantly improved in 2003 even though revenues declined in comparison to 2002 and 2001. Our net income was $50.9 million for 2003 as compared to net losses of $85.8 million and $206.3 million for the years ended December 31, 2002 and 2001, respectively. The improved results are attributable to a number of key factors including (1) the decision to stop offering advertising and consumer email services and to discontinue the operations of the WORLD.com businesses as described above, (2) the acquisition of the EasyLink Services business as part of the Swift acquisition and (3) the restructuring of our debt obligations which reduced interest expense to $1.4 million in 2003 from $4.8 million in 2002 and from $10.4 million in 2001 and which resulted in gains of $54.1 million in 2003, $6.6 million in 2002 and $48.0 million in 2001. The results for 2002 and 2001 also included charges of $78.8 million and $62.2 million, respectively for the impairment of intangible assets and, in 2001, amortization of goodwill amounted to $40.4 million.

In light of the evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our revenues and operating results are not meaningful and should not be relied upon as indications of future performance. We believe the nature of our revenues in future periods will be more comparable to that of 2003.

Our prospects should be considered in light of risks described in the section of this report entitled "Risk Factors That May Affect Future Results."

Critical Accounting Policies

In response to the Securities & Exchange Commission's (SEC) Release No. 33-8040, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies," we have identified the most critical accounting principles upon which our financial status depends. Critical principles were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. The most critical accounting policies were identified to be those related to revenue recognition, accounts receivable, long-lived assets and intangible assets, contingencies and litigation, and restructurings.

Revenue Recognition

The Company's business messaging services include message delivery services such as electronic data interchange or "EDI," telex, desktop fax, broadcast and production messaging services; groupware hosting services; services that help protect corporate e-mail systems such as virus protection, spam control and content filtering services, and professional messaging services and support. The Company derives revenues from monthly fees and usage-based charges for our message delivery services; from monthly per-user or per-message fees for groupware hosting and virus protection, spam control and content filtering services, and license and consulting fees for our professional services.

Revenue from e-mail and groupware hosting services, virus protection, spam control and content filtering services, message delivery services and professional services is recognized as the services are performed. Facsimile license revenue is recognized over the average estimated customer life of 3 years.

Prior to the sale of the Advertising Network Business on March 30, 2001 (see Note 3), advertising revenues were derived principally from the sale of banner advertisements. Revenue on banner advertisements was recognized ratably as the advertisements or respective impressions were delivered either on a "cost per thousand" or "cost per action" basis. Revenue on upfront placement fees and promotions was deferred and recognized over the term of the corresponding agreement.

The Company also traded advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies as part of the ad network business. Barter revenues and expenses were recorded at the fair market value of services provided or received; whichever was more determinable in the circumstances. Revenue from barter transactions were recognized as income when advertisements were delivered on the Company's Web properties. Barter expense was recognized when the Company's advertisements are run on other companies' Web sites, which is typically in the same period when barter revenue was recognized. Barter revenues, which are a component of advertising revenue, amounted to $0.6 million for the year ended December 31, 2001. Barter expenses, which are a component of cost of revenues, were approximately the same $0.6 million for the year ended December 31, 2001.

Other revenues includes revenues from (1) the sale of domain names, which are recognized at the time when the ownership of the domain name is transferred provided that no significant Company obligation remains and collection of the resulting receivable is probable and (2) the licensing of domain names wherein the revenue is recognized ratably over the license periods. To date, such revenues have not been material.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by a review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that have been experienced in the past.

Impairment of Long-Lived Assets

Effective January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and indefinite-lived intangible assets. SFAS No. 144 establishes a single model for the impairment of long-lived assets. We assess goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible impairment while undiscounted cash flow analyses are used to assess long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill and other intangible assets. During this review, we reevaluate the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, "Accounting for Contingencies" and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Restructuring Activities

Restructuring activities in 2003 and 2002 are accounted for in accordance with SFAS No. 146. Prior to 2002, restructuring activities are accounted for in accordance with the guidance provided in the consensus opinion of the Emerging Issues Task Force ("EITF") in connection with EITF Issue 94-3 ("EITF 94-3"). EITF 94-3 generally requires, with respect to the recognition of severance expenses, management approval of the restructuring plan, the determination of the employees to be terminated, and communication of benefit arrangement to employees.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 will supersede Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with an exit or disposal plan be recognized when incurred rather than at the date of a commitment to an exit or disposal plan. In accordance with the standard, the Company will apply SFAS No. 146 to exit or disposal activities initiated after December 31, 2002.

Acquisitions, Investments and Divestitures

Continuing Operations

GN Comtext

During July 2001, we acquired the assets of GN Comtext ("GN") for $1. Additionally, we received a $1.1 million unsecured interest free loan from the former parent company of GN, GN Store Nord A/S, which was paid in the fourth quarter of 2001, and received approximately $175,000 for transition services revenues which were recorded as a reimbursement of costs during the third quarter of 2001. GN offers value-added messaging services to over 3,000 customers ranging from small business to multi-national companies around the world. The excess of fair market value of the assets acquired and the liabilities assumed over the purchase price resulted in negative goodwill of $782,000 which was recognized as an extraordinary gain during the quarter ended September 30, 2001 in accordance with the provisions of Financial Accounting Standards Board Statement No. 141, "Business Combinations."

Swift Telecommunications, Inc. and EasyLink Services

On February 23, 2001, we acquired Swift Telecommunications, Inc., ("STI"). Just prior to the acquisition in January 2001, STI acquired the EasyLink Services business ("EasyLink Services") from AT&T Corp. At the closing of the acquisition by STI of the EasyLink Services business from AT&T, we advanced $14 million to STI in the form of a loan, the proceeds of which were used to fund part of the cash portion of the purchase price to AT&T. Upon the closing of the acquisition of STI, we assumed a $35 million note issued by STI to AT&T. The $35 million note was secured by the assets of STI, including the EasyLink Services business, and the shares of our Class A common stock issued to STI's then sole shareholder (who became an officer and director of EasyLink) in the transaction. The note was payable in equal monthly installments over four years with interest at the rate of 10% per annum. In November 2001, the note, and accrued interest thereon, was exchanged for a new note in the principal amount of $10 million, 1 million shares of the Company's Class A common stock and warrants to purchase an additional 1 million shares of stock. In March 2003, the Company commenced a lawsuit against AT&T and PTEK Holdings, Inc. arising out of the attempt by AT&T to sell the new note and the shares to PTEK. In October 2003, the Company entered into a settlement of the lawsuit. Under the settlement, the Company agreed to consent to the transfer of the shares and the note from AT&T to PTEK in exchange for a revised amortization schedule on the new note and the return of the warrant to the Company for cancellation. Under the revised terms of the note, the Company will repay the $10,019,464 remaining outstanding balance of principal of and interest on the Note as of March 30, 2004 and all future accrued interest by making equal quarterly installment payments of principal and interest in the amount of $800,000 and a final payment of approximately $5.75 million on the June 1, 2006 maturity date. The note continues to be secured by the same security interests that secured the $35 million note. See Note 7 for a description of the Restructuring of certain debt and lease obligations.

Upon the closing of the acquisition of STI, the Company paid to the sole shareholder of STI (who became an officer and director of EasyLink) $835,000 in cash and issued an unsecured note for approximately $9.2 million and approximately 1.9 million shares of our Class A common stock valued at approximately $30.8 million as the purchase price for the acquisition of STI. We have also agreed to pay additional consideration to the former sole shareholder of STI equal to the amount of the net proceeds, after satisfaction of certain liabilities of STI and its subsidiaries, from the sale or liquidation of the assets of one of STI's subsidiaries. Through March 30, 2004, we have paid an aggregate of $1.4 million of this additional commitment. We also reimbursed the sole shareholder of STI for a $1.5 million advance made to STI, the proceeds of which were used to fund the balance of the cash portion of the purchase price for STI's acquisition of the EasyLink Services business and certain other obligations to AT&T. The $9.2 million note was non-interest bearing and payable in four equal semi-annual installments over two years. In November 2001, this note was exchanged for a new note in the principal amount of $2.7 million, 268,296 shares of the Company's Class A common stock and warrants to purchase 268,296 shares of stock. In May 2003, the $2.7 million note was further exchanged for a new note in principal amount of $284,504 of which $47,250 remains outstanding as of March 30, 2004. See Note 7 for a description of the restructuring and settlement of certain debt and lease obligations.

In connection with the acquisition of STI, we also entered into a conditional commitment to acquire Telecom International, Inc. ("TII"). TII was an affiliate of STI prior to our acquisition of STI. The former sole shareholder of STI (who became an officer and director of the Company) is a principal beneficial shareholder of TII. The purchase price for TII was originally agreed to be $117,646 in cash, a promissory note in the aggregate principal amount of approximately $1,294,118 and 267,059 shares of our Class A common stock. In order to facilitate the debt restructuring and to reduce our debt obligations and cash commitments, the parties agreed to modify our commitments in respect of TII. In lieu of acquiring TII, we purchased certain assets owned by TII for $250,000, payable in six monthly payments of $10,000 commencing May 27, 2002 and one payment of $190,000 on November 27, 2002. We also agreed to reimburse TII for up to 50% of TII's payments on certain accounts payable up to a maximum reimbursement of $200,000, to cancel a $236,000 payable owed by TII to STI and to issue up to 20,000 shares of Class A common stock to TII valued at $122,000. In addition, we issued 300,000 shares of Class A common stock to TII valued at $1,890,000.

As part of the transaction with STI, we also entered into a conditional commitment to acquire the 25% minority interests in two STI subsidiaries for $47,059 in cash, promissory notes in the aggregate principal amount of approximately $517,647 and 106,826 shares of Class A Common Stock. This transaction is subject to certain conditions, including satisfactory completion of due diligence, receipt of regulatory approvals and other customary conditions.

NetMoves

On February 8, 2000, we acquired NetMoves Corporation ("NetMoves"), a provider of Internet fax transmission services for approximately $168.3 million including acquisition costs of approximately $2.1 million. The acquisition was accounted for as a purchase business combination. We issued 635,448 shares of Class A common stock valued at approximately $145.7 million. In addition, we assumed outstanding options and warrants of NetMoves which represent the right to purchase 96,244 shares and 5,734 shares respectively, of our Class A common stock at weighted average exercise prices of $66.90 and $86.40, respectively. The options and warrants were valued at an aggregate of approximately $20.5 million.

NetMoves (renamed Mail.com Business Messaging Services, Inc., and, again, EasyLink Services, USA, Inc.) designs, develops and markets to businesses a variety of Internet document delivery services, including e-mail-to-fax, fax-to-e-mail, fax-to-fax and broadcast fax services. This acquisition enhanced our presence in the domestic and international business service market, provided us with an established sales force and international distribution channels and expanded our offering of Internet-based messaging services.

Discontinued Operations

In March 2000, we formed World.com, Inc. in order to develop our portfolio of domain names into independent web properties and subsequently acquired or formed its subsidiaries Asia.com, Inc. and India.com, Inc., in which World.com was the majority owner. On March 30, 2001, we announced our intention to sell all assets not related to our core outsourced messaging business including Asia.com, Inc., India.com, Inc. and our portfolio of domain names. Accordingly, World.com has been reflected as a discontinued operation.

On March 14, 2000, we acquired eLong.com, Inc., a Delaware corporation ("eLong.com") for approximately $62 million including acquisition costs of approximately $365,000. eLong.com, through its wholly owned subsidiary in the People's Republic of China, operated the Web Site www.eLong.com, which was a provider of local content and other internet services. The acquisition was accounted for as a purchase business combination. Concurrently with the merger, eLong.com changed its name to Asia.com, Inc. ("Asia.com"). In the merger, we issued to the former stockholders of eLong.com an aggregate of 359,949 shares of Class A common stock valued at approximately $57.2 million, based upon our average trading at the date of acquisition. All outstanding options to purchase eLong.com common stock were converted into options to purchase an aggregate of 27,929 shares of Class A common stock. The options were valued at approximately $4.4 million.

During the fourth quarter of 2000, we wrote off approximately $7.8 million of goodwill, as it was determined that the carrying value had become permanently impaired as a result of our November 2, 2000 decision, as approved by the Board of Directors, to sell all assets not related to our core messaging business, including our Asia-based businesses. Please see the discussion on Impairment Charges included in the Results of Operations and Liquidity and Capital Resources sections below for additional information.

On May 3, 2001, our majority owned subsidiary Asia.com, Inc. sold its business to an investor group. Under the terms of the sale, the buyer paid Asia.com $1.5 million and assumed eLong.com liabilities of approximately $1.5 million. The consideration paid was determined as a result of negotiations between the buyer and us. In addition, we issued 20,000 shares of its Class A common stock valued at $138,000 in exchange for the cancellation of certain options granted to the former owners of eLong.com. The Company accounted for this transaction as part of the sale of the business of Asia.com. As a result of the sale, we recorded a loss on the sale of eLong.com, Inc. of $264,000. After the closing of the sale, we issued 36,232 shares to eLong.com, Inc. in 2001 as full satisfaction of an indemnity obligation. The indemnity obligation arose out of eLong.com's settlement of a claim brought by former Lohoo shareholders for a contingent payment. Lohoo was previously acquired by eLong.com, Inc.

RESULTS OF OPERATIONS – 2003 and 2002

Revenues

Revenues in 2003 were $101.3 million as compared to $114.4 million in 2002. The decrease of $13.1 million was due primarily to reduced revenues in our production messaging services, which include fax, telex and email hosting, as a result of lower volumes and negotiated individual customer price reductions and loss of certain customers. Revenues consist almost entirely of revenues from providing information exchange services to businesses and are derived from electronic data interchange services or "EDI"; production messaging services; integrated desktop messaging services; boundary and managed email services; and other services.

Cost of Revenues

Cost of revenues for 2003 decreased to $49.6 million from $57.6 million in 2002. As a percentage of revenues these costs decreased to 48.9% in 2003 as compared to 50.0% in 2002. However, the 2003 costs are net of a $1.2 million (1.2% of revenues) reversal of previously accrued telecom costs as a result of a negotiated agreement with one of the company's providers. Without the reversal, costs as a percentage of revenue would have remained unchanged at 50%. Cost of revenue reflects a decrease in costs as a percentage of revenue equal to 2% due to depreciation charges and an increase in other costs as a percentage of revenues equal to 2% due to fixed network expenses and fixed telecom expenses. Reductions in costs from continuing cost reduction programs in network operations, telecom rates, reductions in facilities, including reducing the number of circuits, and reduced variable telecom charges consistent with reduced customer volumes also reduced total 2003 costs in comparison to 2002.

Cost of revenues consists primarily of costs incurred in the delivery and support of our services, including depreciation of equipment used in our computer systems, the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges, and personnel costs associated with our systems and databases.

Sales and Marketing Expenses

Sales and marketing expenses were $18.4 million and $20.2 million in 2003 and 2002, respectively. Included in this category are costs related to salaries and commissions for sales, marketing, and business development personnel. Also included are costs for promotional programs, trade shows and marketing materials. The cost decrease of $1.8 million is primarily the result of lower staffing levels in 2003. We anticipate increases in sales and marketing expenses beyond 2003.

General and Administrative Expenses

General and administrative expenses were $24.4 million in 2003 as compared to $28.7 million in 2002. The $4.3 million decrease is the net impact of various cost component changes but the most significant reduction was $2.6 million in our provision for bad debts as a result of improved collection and credit activities. While certain cost components may vary, we anticipate general and administrative expenses in total to be comparable to 2003 levels.

Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to our products, were $6.4 million for 2003 as compared to $7.4 million in 2002. The net decrease in costs mostly relates to lower consultants costs and lower salaries attributable to fewer employees. We anticipate that spending for product development will increase over 2003 in connection with continuing development of new services.

Restructuring Charges

During the year ended December 31, 2002, restructuring charges of $2.3 million were recorded by the Company. The Company's restructuring initiatives are related to the relocation and consolidation of its New Jersey office facilities into one location which was completed in 2003 and a similar consolidation of facilities for our operations in England. The restructuring charges are comprised of net abandonment cost with respect to leases and the write-off of leasehold improvements. During the year ended December 31, 2003, the Company recorded additional restructuring charges of $1.5 million for net abandonment costs on U.S. leases as estimated sublease rentals were reduced due to deteriorating market conditions for subleasing the vacant facilities and a negotiated settlement of lease obligations in England.

Gain on Sale of Business

In 2002, the Company recorded a $300,000 gain attributable to the sale of customer contracts for hosted email services (NIMS) and a $126,000 gain attributable to the sale of a software and consulting business in Europe.

Amortization of Other Intangible Assets

As of January 1, 2002, the Company adopted FASB No. 142, "Goodwill and Other Intangibles". Statement No. 142 requires companies to no longer amortize goodwill but instead to test goodwill for impairment on an annual basis. Accordingly, we did not amortize any goodwill during the years ended December 31, 2003 and 2002 respectively. We completed an impairment assessment in the 4th quarter of 2002 with the assistance of an independent appraiser and determined that an impairment of goodwill had occurred. Based on a subsequent fair value analysis of the Company's goodwill, other intangible assets and other long-lived assets, we recorded an aggregate impairment of $78.8 million in the 4th quarter of 2002. The impairment of the other intangible assets reduced the basis for future amortization charges resulting in the $4.7 million decrease in amortization charges for 2003 in comparison to 2002. Total charges are

$2.1 million and $6.8 million in 2003 and 2002, respectively.

Other Income (Expense), Net

Interest income for 2003 was $36,000 as compared to $189,000 during 2002. The decrease was due to lower cash balances and lower interest rates on temporary investments.

Interest expense was $1.4 million in 2003 as compared to $4.8 million in 2002. The decrease was primarily due to reductions in the total debt balances outstanding as a result of the debt restructurings and settlements completed in 2003 and 2002.

Gain on Debt Restructurings and Settlements

During 2003, we eliminated $63.0 million of indebtedness in exchange for the payment of $3.1 million in cash and the issuance of 23.9 million shares of Class A common stock valued at $13.6 million pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $6.5 million of previously capitalized interest and $2.4 million of accrued interest net of debt issuance costs, we recorded total gains of $54.1 million on these transactions.

In 2002, we eliminated $5.5 million of indebtedness in exchange for the payment of $0.6 million in cash and the issuance of 5,415 shares of Class A common stock valued at $6,000 pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $1.7 million of previously capitalized interest, we recorded a gain of $6.6 million on these transactions.

The elimination of outstanding debt will result in substantial income from cancellation of debt for income tax purposes. We intend to minimize the income tax payable as a result of the restructuring by, among other things, offsetting the income with our historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. As a result, we do not expect to incur any material current income tax liability from the elimination of this debt. However, the relevant tax authorities may challenge our income tax positions.

Loss from Discontinued Operations

In September 2003, a previously vacated judgment in the amount of $931,000 was reinstated against the Company in connection with the Company's suit against a broker engaged by the Company in connection with the proposed sale of the portal operations of its discontinued India.com business and the broker's counterclaim against the Company. The judgment and related costs, net of previously recorded reserves, is reflected as the loss from discontinued operations in the current quarter statement. See Note 18 – Commitments and Contingencies – Legal Proceedings for additional information.

RESULTS OF OPERATIONS – 2002 and 2001

Revenues

Revenues in 2002 were $114.4 million as compared to $123.9 million in 2001. The decrease of $9.5 million occurred even though revenues from our acquisition of STI in 2001, including the EasyLink Services business acquired by STI from AT&T Corp., were included for the full year 2002 as compared to the shorter 2001 period from February 23, 2001, the date of acquisition, through December 31, 2001. The decrease in revenues was partially due to lower volumes associated with our production messaging services and negotiated customer price reductions. Also impacting comparative results were: (1) a decrease in advertising revenues of $1.6 million as a result of the sale of our advertising network in March 2001 and (2) the loss of $1.5 million in email hosting revenues resulting from the termination of a hosting arrangement related to the sale of our advertising network.

Revenues for 2002 and 2001 consist almost entirely of revenues from providing information exchange services to businesses which are derived from electronic data interexchange services or "EDI"; production messaging services; integrated desktop messaging services; boundary and managed email services; and other services largely consisting of legacy fax services. In 2001, $1.6 million or 2% of our revenues were from our advertising network, which included barter revenues of $0.6 million.

Cost of Revenues

Cost of revenues in 2002 decreased to $57.6 million as compared to $75.9 million in 2001. The reduction in our cost of revenues resulted in a gross profit of 50% in 2002, representing an improvement of 11 percentage points over the 2001 results of 39%, Cost of revenues consists primarily of costs directly related to the delivery of EDI, telex, fax and email messages. It includes depreciation of equipment used in our computer systems; the cost of telecommunications services including local access charges, leased network backbone circuit costs and long distance domestic and international termination charges; licensing charges for third party network software; and personnel costs associated with our systems, databases and support services. In addition, as it related to our advertising network in 2001, we included the cost of barter trades.

The reduction in cost of revenues in 2002, both in total amount and as a percentage of revenues, and the increase in gross profit percentage, is attributable to the increase in higher margin revenues from the STI acquisition, including the EasyLink Services business, the on-going benefit of cost reduction programs implemented throughout 2001 and 2002; $3.3 million of reduced charges for network support under the Transition Services Agreement (TSA) with AT&T; $6.1 million in lower depreciation charges; negotiated cost reductions in certain telecommunications services; and the elimination of $2.0 million of costs associated with our advertising network business that was sold in March 2001.

Sales and Marketing Expenses

Sales and marketing expenses were $20.2 million in 2002 as compared to $28.2 million for 2001, representing a decrease of $7.9 million. In 2001 the Company recognized $1.6 million in gains related to favorable advertising and marketing cost settlements, which were recorded as a reduction of our sales and marketing expenses in 2001. Without these net cost reductions in 2001, sales and marketing expenses for 2002 in comparison to 2001 would have decreased by $9.5 million. The decrease from year to year was primarily due to eliminating $4.1 million in costs associated with our advertising network business that was sold on March 31, 2001; $2.9 million in reduced domestic employee related sales expenses; and $0.7 million in reduced advertising spending. Included in this category are costs related to salaries and commissions for sales, marketing and business development personnel and costs associated with various campaigns mostly conducted in 2001 to build our brand.

General and Administrative Expenses

General and administrative expenses were $28.7 million during 2002 as compared to $41.4 million during 2001. The $12.7 million decrease was primarily attributable to $1.8 million in reduced charges under the AT&T Transition Services Agreement as support for these administrative functions from AT&T ceased in 2001; $2.0 million in reduced costs for consultants without a corresponding increase in salaries and related costs; the reversal of $0.6 million of prior years' accrued employee cash bonuses in 2002 and a decrease of $3.4 million in our provision for doubtful accounts for 2002 as compared to 2001 due to enhanced billing and collection efforts. General and administrative expenses primarily consist of compensation and other employee costs for corporate office functions, customer support, customer billing operations and management information systems. This cost category also includes our provision for doubtful accounts and corporate wide overhead expenses.

Product Development Expenses

Product development costs, which consist primarily of personnel and consultants' time and expense to research, conceptualize and test product launches and enhancements to our products were $7.4 million in 2002 as compared to $9.2 million in 2001. The prior year's costs were significantly higher as the first quarter of 2001 included the development expenses related to our advertising network, which we sold on March 31, 2001 and we utilized consultants to a greater degree during 2001.

Amortization of Goodwill and Other Intangible Assets and Impairment of Intangible Assets

Amortization of intangible assets decreased to $6.8 million in 2002 as compared to $52.1 million in 2001 as a result of the adoption of SFAS No. 142 – "Goodwill and Other Intangible Assets". This standard eliminates goodwill amortization upon adoption and requires an initial assessment for goodwill impairment within six months of adoption and at least annually thereafter. For the year ended December 31, 2001, goodwill amortization from continuing operations was $43.1 million or $2.57 per share and $3.9 million or $0.23 per share from discontinued operations.

In connection with the adoption of Statement 142 on January 1, 2002, we reclassified $3.6 million in net book value associated with assembled workforce to goodwill.

Upon initial adoption, we completed an assessment with the assistance of an independent appraiser and determined that there was no impairment.

In connection with our annual assessment in the fourth quarter of 2002, a third party impairment assessment was completed which indicated that there was an impairment of goodwill. The current economic and market conditions have led to forecasts with lower growth rates and a significantly lower market capitalization for the Company. Accordingly, a fair value analysis was performed on the Company's goodwill, other intangible assets and other long lived assets. This resulted in an aggregate impairment of $78.8 million which is included in the 2002 loss from continuing operations which is attributable to current economic and market conditions. In 2001, we recorded $62.2 million in goodwill impairment charges associated with our NetMoves and professional services acquisitions. The impairment charges in 2001 resulted from our previously employed business review process, based on quantitative and qualitative measures, and the assessment of the need to record impairment losses on long-lived assets used in operations when impairment indicators are present.

Restructuring Charges

During 2002 and 2001, restructuring charges of $2.3 million and $25.3 million, respectively were recorded by the Company. During 2002, our restructuring charges were related to the relocation and consolidation of our New Jersey-based corporate office facilities into one location and a similar consolidation of our office facilities in England. For 2001, our restructuring initiatives were related to our strategic decisions to exit the consumer messaging business and to focus on our outsourced messaging business. The 2001 restructuring program also included an incremental reduction in the workforce of approximately 150 employees. In addition, asset disposals of $24.1 million reflect write-downs of excess fixed assets and other assets to their net realizable values.

Gain or loss on the sale of businesses

Gains on sales of businesses in 2002 included $300,000 derived from the sale of our customer contracts for hosted email services (NIMS) and $126,000 attributable to the sale of a software and consulting business in Europe. Loss on sale of businesses of $1.8 million in 2001 represents the loss incurred from the sale of our advertising network in March 2001.

Other Income (Expense), Net

Other income (expense), net includes interest income from our cash investments and marketable securities; interest expense related to our 7% Convertible Note offering, other notes payable and capital lease obligations; gains on debt restructuring and settlements; and gains, losses and impairment charges related to investments.

Interest income for the year ended December 31, 2002 was $189,000 as compared to $565,000 in 2001. The decrease in 2002 was principally due to lower cash balances and lower interest rates.

Interest expense was $4.8 million in 2002 as compared to $10.4 million in 2001. The $5.6 million decrease was due to reductions in the total debt balances outstanding during 2002 as compared to 2001 as a result of the exchange transactions and debt restructurings completed in 2001 as described below. In addition, no interest expense is recognized on the notes issued in connection with the exchange transactions or on the restructured notes issued to AT&T and the former shareholder of STI in accordance with FASB Statement No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings" (See Note 7 to the Consolidated Financial Statements).

Gain on Debt Restructuring and Settlements

In 2002, we eliminated $5.5 million of indebtedness in exchange for the payment of $0.6 million in cash and the issuance of 5,415 shares of Class A common stock valued at $6,000 pursuant to our announced efforts to eliminate substantially all of our outstanding indebtedness. After reversing $1.7 million of previously capitalized interest, we recorded a gain of $6.6 million on these transactions.

In 2001, net gains of $48.0 million on debt restructuring were primarily related to the issuance of $23.8 million principal amount of 10% Senior Convertible Notes in exchange for the cancellation of $75.9 million principal amount of 7% Convertible Subordinated Notes and the subsequent exchange of $2.5 million of the new 10% Senior Convertible Notes for 1.4 million shares of our Class A common stock.

Impairment of Investments

As indicated above, management performs on-going business reviews and, based on quantitative and qualitative measures, assesses the need to record impairment losses on its investments when impairment indicators are present. Management determined that the decline in value of its cost investments in Bantu, Inc., BulletN.net and OnView was other-than-temporary and recorded charges of $1.5 million and $10.1 million for the years ended December 31, 2002 and 2001, respectively.

Discontinued Operations

In 2001, the loss from discontinued operations includes the results and other costs related to our discontinuance of our World.com business including subsidiaries, Asia.com, Inc. and India.com Inc. The $63.0 million loss from discontinued operations included a write-down of $56.4 million of assets, primarily goodwill, to net realizable value, operating losses of $4.5 million, severance and related benefits of $1.3 million and other related costs and expenses including the closure of facilities of $0.8 million.

Extraordinary Gain

During July 2001, we acquired the assets of GN Comtext ("GN") for $1. Additionally, we received a $1.1 million unsecured interest free loan from the former parent company of GN, GN Store Nord A/S, which was paid in the fourth quarter of 2001, and received approximately $175,000 for transition services which were recorded as a reimbursement of costs during the third quarter of 2001 and will collect and retain a percentage of certain accounts receivable collected on behalf of GN. GN offers value-added messaging services to over 3,000 customers ranging from small business to multi-national companies around the world. The excess of fair market value of the assets acquired and the liabilities assumed over the purchase price resulted in negative goodwill of $782,000 which was recognized as an extraordinary gain, in accordance with the provisions of FASB Statement No. 141, "Business Combinations."

Liquidity and Capital Resources

Net cash provided by operating activities was $7.7 million for the year ended December 31, 2003 in comparison to $2.2 million in cash provided from operating activities for 2002 and ($1.0) million used in operations for 2001. This improvement is consistent with the improvement in operating results as we implemented a restructuring of our operations through acquisitions and the discontinuance of the consumer advertising network and the development of domain name properties through WORLD.com as previously described. In addition, we have reduced our debt obligations to $13.5 million at December 31, 2003 from $75.6 million at December 31, 2002.

Net cash used in investing activities for purchases of property and equipment was $4.2 million and $3.5 million for the years ended December 31, 2003 and 2002, respectively. The expenditures in the 2003 period included $1.9 million related to the consolidation of our New Jersey office facilities into a single location. For 2001, cash used for capital equipment purchases amounted to $5.3 million and cash used for acquisitions, mostly related to the STI transaction, was $15.3 million. Offsetting these 2001 uses were $12.5 million in proceeds from the sales and maturities of marketable securities, $2.0 million from the sales of investments and $4.6 million from the sales of businesses.

Net cash used in financing activities was $6.0 million for the year ended December 31, 2003 as compared to cash used of $2.3 million for the year ended December 31, 2002. The 2003 activity includes $5.8 million in debt payments and additional payments to extinguish debt in connection with the previously mentioned debt elimination transactions and proceeds of $1.0 million from the issuance in a private placement of 1.9 million shares of Class A common stock. In the 2002 period, we made $0.8 million of scheduled principal and debt extinguishment payments, $0.9 million of interest payments on restructured notes and $0.6 million in payments under capital lease obligations. In 2001, $16.3 million cash was provided by financing activities. This included $25.3 million in financing activities and payments for debt service and capital leases of $9.0 million.

At December 31, 2003, we had $6.6 million of cash and cash equivalents. Although this reflects a $2.9 million reduction in cash balances from December 31, 2002, cash of $1.9 million was used for our new office facilities in 2003 and will not occur in 2004. Payments in 2003 to complete the debt elimination transactions will not occur in 2004. Debt service payments in 2004 are expected to be $4.0 million in comparison to the $5.8 million in payments for 2003. In 2001, $16.3 million was provided by financing activities. During 2001, the company raised approximately $16.5 million from the issuance of convertible debt and notes payable and $8.7 million from the issuance of Class A common stock.

Below is a table that presents our contractual obligations and commitments at December 31, 2003:

Payments Due by Period (in thousands)

Contractual Obligations	Total	Less than One Year	1-3 years	4-5 years	After 5 years
Long-term debt obligations, including capitalized interest	$15,464	$ 3,997	$11,467	$ –	$ –
Operating lease obligations	18,356	4,321	4,966	4,051	5,018
Purchase obligations mostly consisting of telecommunications contract commitments	10,638	7,756	2,882	–	–
Other long-term liabilities reflected on our balance sheet	1,104	–	1,104	–	–
Total	$45,562	$16,074	$20,419	$4,051	$5,018

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

For the years ended December 31, 2003, 2002 and 2001, we received a report from our independent auditors containing an explanatory paragraph stating that we suffered recurring losses from operations since inception and have a working capital deficiency that raises substantial doubt about our ability to continue as a going concern. As shown in the accompanying consolidated financial statements, prior to 2003, the Company incurred net losses of $85.8 million and $206.3 million for the two years ended December 31, 2002 and 2001, respectively. As of December 31, 2003, the Company had an accumulated deficit of $548.3 million and stockholders' equity of $4.4 million. Our consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. If the Company's cash flow is not sufficient, we may need additional financing to meet our debt service and other cash requirements. However, if we are unable to raise additional financing, restructure or settle additional outstanding debt or generate sufficient cash flow, we may be unable to continue as a going concern. Management believes the Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and to achieve and maintain profitable operations. Throughout 2001, management improved the Company's operations and liquidity through a variety of actions, including the acquisition and integration of STI/EasyLink Services, a reduction of its workforce, the sale or closure of all of its World.com businesses, and the sale of its advertising network. In addition, management raised over $20 million in cash financing during 2001. Throughout 2002 and 2003, management continued the process of improving the Company's operations through further cost reductions to the point that net cash of $2.2 million and $7.7 million, respectively, was provided from operations for those years. In 2003, the Company reduced its debt by $63.0 million, thereby reducing its interest expense from $4.8 million in 2002 to $1.4 million in 2003. Management is continuing the process of further reducing telecommunications and network-related operating costs while increasing its sales and marketing efforts. There can be no assurance that the Company will be successful in these efforts.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, primarily from changes in interest rates, foreign exchange rates and credit risk. The Company maintains continuing operations in Europe (mostly in the United Kingdom) and, to a lesser extent, in Singapore, Malaysia and India. Fluctuations in exchange rates may have an adverse effect on the Company's results of operations and could also result in exchange losses. The impact of future rate fluctuations cannot be predicted adequately. To date the Company has not sought to hedge the risks associated with fluctuations in exchange rates.

Market Risk – Our accounts receivable are subject, in the normal course of business, to collection risks. We regularly assess these risks and have established policies and business practices to protect against the adverse effects of collection risks. As a result we do not anticipate any material losses in this area.

Interest Rate Risk – Interest rate risk refers to fluctuations in the value of a security resulting from changes in the general level of interest rates. Investments that are classified as cash and cash and equivalents have original maturities of three months or less. Changes in the market's interest rates do not affect the value of these investments.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,623	$ 9,554
Accounts receivable, net of allowance for doubtful accounts of $4,824 and $8,052 as of December 31, 2003 and 2002, respectively	11,430	11,938
Prepaid expenses and other current assets	1,760	2,019
Total current assets	19,813	23,511
Property and equipment, net	10,641	14,833
Goodwill, net	6,266	6,266
Other intangible assets, net	11,629	14,548
Other assets	1,062	1,853
Total assets	$ 49,411	$ 61,011
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 9,082	$ 10,235
Accrued expenses	14,336	20,853
Restructuring reserves payable	1,894	1,651
Current portion of notes payable	2,957	4,152
Current portion of capitalized interest on notes payable	1,040	4,283
Other current liabilities	1,438	1,592
Net liabilities of discontinued operations	828	360
Total current liabilities	31,575	43,126
Notes payable, less current portion	10,511	71,398
Capitalized interest on notes payable, less current portion	956	7,402
Other long term liabilities	1,957	907
Total liabilities	44,999	122,833
Stockholders' equity (deficit):		
Common stock, $0.01 par value; 510,000,000 shares authorized at December 31, 2003 and 2002:		
Class A – 500,000,000 shares authorized at December 31, 2003 and 2002; 42,821,500 and 16,129,319 shares issued and outstanding at December 31, 2003 and 2002, respectively	428	161
Class B – 10,000,000 shares authorized at December 31, 2003 and 2002; 1,000,000 issued and outstanding at December 31, 2003 and 2002	10	10
Additional paid-in capital	552,589	537,544
Accumulated other comprehensive loss	(272)	(246)
Accumulated deficit	(548,343)	(599,291)
Total stockholders' equity (deficit)	4,412	(61,822)
Commitments and contingencies		
Total liabilities and stockholders' equity (deficit)	$ 49,411	$ 61,011

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,		
	2003	2002	2001
Revenues	$101,347	$114,354	$123,929
Operating expenses:			
Cost of revenues	49,553	57,601	75,914
Gross profit	51,794	56,753	48,015
Sales and marketing	18,379	20,151	28,218
General and administrative	24,405	28,694	41,421
Product development	6,383	7,412	9,208
Amortization of goodwill and other intangible assets	2,066	6,751	52,068
Impairment of intangible assets	–	78,784	62,200
Restructuring charges	1,478	2,320	25,337
(Gain) loss on sale of businesses	–	(426)	1,804
	52,711	143,686	220,256
Loss from operations	(917)	(86,933)	(172,241)
Other income (expense):			
Interest income	36	189	565
Interest expense	(1,390)	(4,785)	(10,383)
Gain on debt restructuring and settlements	54,078	6,558	47,960
Impairment of investments	–	(1,515)	(10,131)
Other, net	79	641	192
Total other income, net	52,803	1,088	28,203
Income (loss) from continuing operations	51,886	(85,845)	(144,038)
Loss from discontinued operations	(938)	–	(63,027)
Income (loss) before extraordinary item	50,948	(85,845)	(207,065)
Extraordinary gain	–	–	782
Net income (loss)	$50,948	$(85,845)	$(206,283)
Basic net income (loss) per share:			
Income (loss) from continuing operations	$1.47	$(5.13)	$(15.26)
Loss from discontinued operations	(0.03)	–	(6.68)
Extraordinary gain	–	–	0.09
Net income (loss) per share	$1.44	$(5.13)	$(21.85)
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$1.46	$(5.13)	$(15.26)
Loss from discontinued operations	(0.03)	–	(6.68)
Extraordinary gain	–	–	0.09
Net income (loss) per share	$1.43	$(5.13)	$(21.85)
Weighted-average basic shares outstanding	35,401,809	16,732,793	9,442,047
Weighted-average diluted shares outstanding	35,653,336	16,732,793	9,442,047

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) & Comprehensive Loss (in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders Equity/ (Deficit)
	Shares	Amount	Shares	Amount						
Balance at December 31, 2000	5,178,920	$ 52	1,000,000	$10	$446,231	$(33)	$(214)	$ 58	$(307,163)	$ 138,941
Net loss	–	–	–	–	–	–	–	–	(206,283)	(206,283)
Realized holding gains on marketable securities	–	–	–	–	–	–	–	(62)	–	(62)
Cumulative foreign exchange currency translation	–	–	–	–	–	–	–	(33)	–	(33)
Comprehensive loss	–	–	–	–	–	–	–	(95)	(206,283)	(206,378)
Reversal of stock subscription receivable	–	–	–	–	–	33	–	–	–	33
Exercise of employee stock options	2,000	–	–	–	10	–	–	–	–	10
Issuance of Class A common stock in connection with 401(k) plan	75,209	1	–	–	411	–	–	–	–	412
Issuance of Class A common stock in connection with employee stock purchase plan	3,869	–	–	–	19	–	–	–	–	19
Reversal of deferred compensation related to employee terminations	–	–	–	–	(193)	–	214	–	–	21
Issuance of Class A common stock to certain employees	81,456	1	–	–	1,029	–	(42)	–	–	988
Issuance of Class A common stock in connection with STI acquisition	1,876,618	19	–	–	30,828	–	–	–	–	30,847
Issuance of Class A common stock in connection with private placement	300,000	3	–	–	2,997	–	–	–	–	3,000
Issuance of Class A common stock in connection with debt restructuring	2,810,937	28	–	–	17,120	–	–	–	–	17,148
Issuance of Class A common stock in connection with financing	1,460,000	15	–	–	5,825	–	–	–	5,840	–
Issuance of Class A common stock for investments	22,222	–	–	–	285	–	–	–	–	285
Issuance of Class A common stock in connection with Asia.com settlements	33,292	–	–	–	321	–	–	–	–	321
Issuance of Class A common stock to in connection with exchange of senior notes	155,609	2	–	–	2,725	–	–	–	–	2,727
Issuance of Class A common stock in connection with India.com employees	10,590	–	–	–	106	–	–	–	–	106
Issuance of Class A common stock in connection with contingent consideration to TCOM employees	162,083	2	–	–	1,258	–	–	–	–	1,260
Issuance of Class A common stock in connection with My India acquisition	19,600	–	–	–	272	–	–	–	–	272
Issuance of Class A common stock in connection with vendor settlements	196,604	2	–	–	1,156	–	–	–	–	1,158
Issuance of Class A common stock as payment for promissory note	103,359	1	–	–	474	–	–	–	–	475
Issuance of Class A common stock to minority interest shareholders in exchange for preferred stock	1,420,400	14	–	–	6,094	–	–	–	–	6,108
Issuance of Class A common stock to TII	300,000	3	–	–	1,887	–	–	–	–	1,890
Issuance of Class A common stock in connection with New Millenium	19,591	–	–	–	120	–	–	–	–	120
Issuance of Class A common stock in connection with Lansoft/Allegro merger agreements	53,319	–	–	–	259	–	–	–	–	259
Issuance of Class A common stock in lieu of cash interest on debt	294,533	3	–	–	637	–	–	–	–	640
Interest expense related to Senior Convertible Notes payable in common stock	–	–	–	–	1,506	–	–	–	–	1,506
Beneficial conversion in connection with debt restructuring	–	–	–	–	1,092	–	–	–	–	1,092
Issuance of warrants in connection with debt restructuring	–	–	–	–	10,957	–	–	–	–	10,957
Transfer of officer's shares to certain employees in lieu of compensation	–	–	–	–	452	–	–	–	–	452
Balance at December 31, 2001	14,580,211	$146	1,000,000	$10	$533,878	–	$ (42)	$(37)	$(513,446)	$ 20,509

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) & Comprehensive Loss (in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders Equity/ (Deficit)
	Shares	Amount	Shares	Amount						
Balance at December 31, 2001	14,580,211	$146	1,000,000	$10	$533,878	$ –	$(42)	$ (37)	$(513,446)	$ 20,509
Net loss	–	–	–	–	–	–	–	–	(85,845)	(85,845)
Cumulative foreign exchange currency translation	–	–	–	–	–	–	–	(209)	–	(208)
Comprehensive loss	–	–	–	–	–	–	–	(209)	(85,845)	(86,054)
Issuance of Class A common stock in connection with 401(k) plan	314,642	3	–	–	434	–	–	–	–	437
Issuance of Class A common stock to certain employees	–	–	–	–	–	–	42	–	–	42
Issuance of Class A common stock in connection with employee terminations	19,265	–	–	–	84	–	–	–	–	84
Issuance of Class A common stock in connection with private placement	100,000	1	–	–	(1)	–	–	–	–	–
Issuance of Class A common stock in connection with MyIndia.com contingent liability	6,534	–	–	–	6	–	–	–	–	6
Issuance of Class A common stock in connection with MyIndia.com sale	56,075	1	–	–	314	–	–	–	–	315
Issuance of Class A common stock in connection with vendor settlements	106,534	1	–	–	103	–	–	–	–	104
Issuance of Class A common stock issued to Lohoo	36,232	–	–	–	203	–	–	–	–	203
Issuance of Class A common stock to third party vendors	21,016	–	–	–	78	–	–	–	–	78
Issuance of Class A common stock in lieu of cash interest on debt	888,810	9	–	–	1,821	–	–	–	–	1,830
Interest expense related to Senior Convertible Notes payable in common stock	–	–	–	–	330	–	–	–	–	330
Interest expense related to Capitalized Interest	–	–	–	–	294	–	–	–	–	294
Balance at December 31, 2002	16,129,319	$161	1,000,000	$10	$537,544	–	–	$(246)	$(599,291)	$(61,822)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) & Comprehensive Loss (in thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders Equity/ (Deficit)
	Shares	Amount	Shares	Amount						
Balance at December 31, 2002	16,129,319	$161	1,000,000	$10	$537,544	$–	$–	$(246)	$(599,291)	$(61,822)
Net income	–	–	–	–	–	–	–	–	50,948	50,948
Cumulative foreign exchange currency translation	–	–	–	–	–	–	–	(26)	–	(26)
Comprehensive income	–	–	–	–	–	–	–	(26)	50,948	50,922
Issuance of Class A common stock in connection with 401(k) plan	531,545	5	–	–	486	–	–	–	–	492
Issuance of Class A common stock to certain employees	–	–	–	–	–	–	–	–	–	–
Issuance of Class A common stock in connection with employee terminations	–	–	–	–	–	–	–	–	–	–
Issuance of Class A common stock in connection with private placement	1,923,077	19	–	–	981	–	–	–	–	1,000
Issuance of Class A common stock in connection with cancellation of debt	23,881,705	239	–	–	13,328	–	–	–	–	13,567
Issuance of Class A common stock in lieu of cash interest on debt	284,304	3	–	–	181	–	–	–	–	184
Interest expense related to Senior Convertible Notes payable in common stock	–	–	–	–	–	–	–	–	–	–
Proceeds from the exercise of stock options	71,550	1	–	–	69	–	–	–	–	70
Interest expense related to Capitalized Interest	–	–	–	–	–	–	–	–	–	–
Balance at December 31, 2003	42,821,500	$428	1,000,000	$10	$552,589	–	–	$(272)	$(548,343)	$ 4,412

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$ 50,948	$(85,845)	$(206,283)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss from discontinued operations	938	–	63,027
Depreciation and amortization	8,295	10,417	16,811
Amortization of goodwill and other intangible assets	2,919	8,039	52,068
Amortization of partner advances	–	–	2,304
Non-cash compensation	–	–	479
Non-cash interest	184	1,830	1,030
Provision for doubtful accounts	1	2,596	7,224
Provision for restructuring	1,478	2,320	25,337
Extraordinary gain	–	–	(782)
Gain on debt restructuring and settlements	(54,078)	(6,558)	(47,960)
Issuance of shares as matching contributions to employee benefit plans	492	437	441
Other amortization charges	65	208	1,076
Write-off of fixed assets	119	204	956
(Gain) loss on sale of businesses	–	(426)	1,804
Impairments of goodwill	–	78,784	62,200
Impairments of investments	–	1,515	10,131
Issuance of common stock for India.com preferred stock	–	–	6,108
Changes in operating assets and liabilities, net of effect of acquisitions and discontinued operations:			
Accounts receivable, net	508	7,278	2,276
Prepaid expenses and other current assets	260	(210)	3,216
Other assets	460	(83)	375
Accounts payable, accrued expenses and other current liabilities	(4,931)	(18,346)	(2,800)
Net cash provided by (used) in operating activities	7,658	2,160	(962)
Cash flows from investing activities:			
Purchases of property and equipment, including capitalized software	(4,214)	(3,498)	(5,267)
Proceeds from sales of businesses	–	426	4,641
Proceeds from sales and maturities of marketable securities	–	–	12,533
Purchases of intangible assets	–	–	(1,756)
Proceeds from sales of investments	–	–	1,950
Acquisitions, net of cash acquired	–	–	(15,308)
Net cash used in investing activities	(4,214)	(3,072)	(3,207)
Cash flows from financing activities:			
Net proceeds from issuance of Class A common stock	1,000	–	8,725
Net proceeds from issuance of Class A common stock upon exercise of employee stock options	70	–	–
Proceed from issuance of convertible notes, net	–	–	14,110
Payments under capital lease obligations	(426)	(585)	(5,137)
Proceeds from notes payable	–	–	2,441
Principal payments of notes payable	(5,793)	(821)	(3,870)
Interest payments on restructured notes and capitalized interest	(843)	(897)	–
Net cash (used in) provided by financing activities	(5,992)	(2,303)	16,269
Effect of foreign exchange rate changes on cash and cash equivalents	(27)	(209)	(34)
Net (decrease) increase in cash and cash equivalents	(2,575)	(3,424)	12,066
Cash (used in) discontinued operations	(356)	(300)	(3,119)
Cash and cash equivalents at beginning of the year	9,554	13,278	4,331
Cash and cash equivalents at the end of the year	$ 6,623	$ 9,554	$ 13,278

See accompanying notes to consolidated financial statements.

Supplemental disclosure of non-cash information:

During the three years ended December 31, 2003, 2002 and 2001, the Company paid approximately $0.7 million, $3.1 million, $6.5 million, respectively, for interest. In addition, the Company issued 284,304, 888,810 and 294,533 shares of Class A common stock valued at approximately $184,000, $1.8 million and $640,000, respectively, as payment of interest in lieu of cash for the years ended December 31, 2003, 2002 and 2001, respectively.

During the years ended December 31, 2002 and 2001, the Company issued 98,841 and 682,234 shares, respectively, of its Class A common stock valued at approximately $524,000 and $4.4 million, respectively, in connection with certain settlement obligations.

During the years ended December 31, 2002 and 2001, the Company issued 127,550 and 196,000 shares, respectively, of its Class A common stock valued at approximately $182,000 and $1.2 million, respectively, in settlement of vendor obligations.

During the year ended December 31, 2003, 2002 and 2001, respectively the Company issued 531,545, 314,642 and 75,209 shares respectively in connection with matching contributions to its 401K plan. These shares were valued at approximately $492,000, $437,000 and $412,000, respectively.

Non-cash investing activities:

During the years ended December 31, 2001, the Company issued 22,222 shares of its Class A common stock in connection with certain investments. These transactions resulted in non-cash investing activities of $400,000. During the year ended December 31, 2001, the Company issued 1,896,218 shares of its Class A Common stock plus stock options in connection with certain acquisitions. These transactions resulted in non-cash investing activities of $31.1 million. (See Note 2).

No shares were issued in connection with non-cash investing activities during the years ended December 31, 2003 and 2002.

Non-cash financing activities:

During the year ended December 31, 2003, the company issued 23,881,705 shares of Class A common stock in connection with its cancellation of debt. This resulted in non-cash financing activities of $13.57 million (See Note 7). During the year ended December 31, 2001, the Company issued approximately 2,810,937 shares of Class A common stock in connection with the cancellation of debt. This resulted in non-cash financing activities of $17.1 million (See Note 7).

December 31, 2003 and 2002

(1) Summary of Operations and Significant Accounting Policies

(a) Summary of Operations

The Company offers a broad range of information exchange services to businesses and service providers, including transaction delivery services such as electronic data interchange or "EDI," telex, desktop fax, broadcast and production messaging services; managed e-mail and groupware hosting services; and services that protect corporate e-mail systems such as virus protection, spam control and content filtering services and transaction management services including document capture and management services such as fax to database, fax to data and data conversion services.

Until March 30, 2001, the Company also offered advertising services and consumer e-mail services to Web sites, ISP's and direct to consumers through its web site www.mail.com. On October 26, 2000, the Company announced its intention to sell its advertising network business and stated that it will focus exclusively on its established outsourced messaging business. The Company also announced that as a result of its decision to focus on its outsourced messaging business, it was streamlining the organization, taking advantage of lower cost areas and further integrating its technological and operational infrastructures. On March 30, 2001, the Company completed the sale of its advertising network and consumer e-mail business to Net2Phone. See Note 3 for additional information.

In March 2000, EasyLink formed WORLD.com to develop the Company's extensive portfolio of domain names into major Web properties, such as Asia.com and India.com, which served the business-to-business and business-to-consumer marketplace. Through its subsidiaries, WORLD.com generated revenues primarily from sales of information technology products, system integration and website development for other companies, advertising related sales and commissions earned from booking travel arrangements. On November 2, 2000, the Company announced that it would sell all assets not related to its core outsourced messaging business, including its Asia.com Inc., and India.com Inc. subsidiaries, and its portfolio of category-defining domain names. On May 3, 2001, Asia.com, Inc. sold its business to an investor group. In October 2001, the Company sold 90% of a subsidiary of India.com, Inc. and the Company has ceased conducting its portal business. Accordingly, the results of World.com and its subsidiaries have been reflected as discontinued operations in the consolidated financial statements for all periods presented. See Notes 1(c) and 9 for additional information.

(b) Consolidated Results of Operations and Management's Plan.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. To date, the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. As shown in the accompanying consolidated financial statements, prior to 2003, the Company incurred net losses of $85.8 million and $206.3 million for the two years ended December 31, 2002 and 2001, respectively. As of December 31, 2003, the Company had an accumulated deficit of $548.3 million and stockholders' equity of $4.4 million. The Company may need additional financing to meet cash requirements for its operations. If the Company is unable to generate sufficient cash flow or raise additional financing, the Company may be unable to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustment relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Management believes the Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing or refinancing as may be required, and to achieve and maintain profitable operations. Throughout 2001, management improved the Company's operations and liquidity through a variety of actions, including the acquisition and integration of STI/EasyLink Services, a reduction of its workforce, the sale or closure of all of its World.com businesses, and the sale of its advertising network. In addition, management raised over $20 million in cash financing during 2001. Throughout 2002 and 2003, management continued the process of improving the Company's operations through further cost reductions to the point that net cash of $2.2 million and $7.7 million, respectively, was provided from operations for those years. In 2003, the Company reduced its debt by $63.0 million, thereby reducing its interest expense from $4.8 million in 2002 to $1.4 million in 2003. Management is continuing the process of further reducing telecommunications and network-related operating costs while increasing its sales and marketing efforts. There can be no assurance that the Company will be successful in these efforts.

(c) Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned or majority-owned subsidiaries from the dates of acquisition. All other investments that the Company does not have the ability to control or exercise significant influence over are accounted for under the cost method. The interest of shareholders other than those of EasyLink is recorded as minority interest in the accompanying consolidated statements of operations and consolidated balance sheets. When losses applicable to minority interest holders in a subsidiary exceed the minority interest in the equity capital of the subsidiary, these losses are included in the Company's results, as the minority interest holder has no obligation to provide further financing to the subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

WORLD.com, a wholly owned subsidiary, and its majority-owned subsidiaries have been reflected as discontinued operations and prior year amounts have been reclassified to reflect such treatment (See Note 9). In September 2003, a previously vacated judgment in the amount of $931,000 was reinstated against the Company in connection with a suit against a broker engaged by the Company to sell the portal operations of its discontinued India.com business and the broker's counterclaim thereof. The judgment and related costs, net of reserves, are reflected in the loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2003.

Effective January 23, 2002, the Company authorized and implemented a 10-for-1 reverse stock split of all issued and outstanding stock. Accordingly, all issued and outstanding share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

(d) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. These estimates and assumptions relate to the estimates of collectibility of accounts receivable, the realization of goodwill and other intangibles, accruals and other factors. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

The Company considers all highly liquid securities, with original maturities of three months or less when acquired, to be cash equivalents.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, generally ranging from three to five years. Property and equipment under capital leases are stated at the present value of minimum lease payments and are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter.

(g) Domain Assets Held For Sale and Registration Fees

A domain name is the part of an email address that comes after the @ sign (for example, if membername@Europe.com is the email address then "Europe.com" is the domain name). Domain assets represent the purchase of domain names and are amortized using the straight-line method over their economic useful lives, which had been estimated to be five years. During the first quarter of 2001, the e-mail addresses for many of the domain names were sold to Net2Phone as part of the sale of the advertising network (see Note 3). The net carrying value of these assets at the time of sale was approximately $2.3 million.

All domain assets are classified as held for sale at December 31, 2003 and 2002 and are no longer being amortized. The net carrying value of domain assets amounting to $0.2 million is included in Other Assets.

(h) Investments

Investments in which the Company owns less than 20% of a company's stock and does not have the ability to exercise significant influence are accounted for on the cost basis. Such investments are stated at the lower of cost or market value and are included in other non current assets on the balance sheet. The equity method of accounting is used for companies and other investments in which the Company has significant influence; generally this represents common stock ownership of at least 20% but not more than 50%. Under the equity method, the Company's proportionate share of each investee's operating losses is included in loss on equity investments within the Statement of Operations. These investments are included in other non current assets on the Balance Sheet. The Company assesses the need to record impairment losses on investments and records such losses when the impairment is determined to be other-than-temporary. These losses are included in other income (expense) in the Statement of Operations.

(i) Accounting for Impairment of Long-Lived and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Asset". SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, addresses the amortization of intangible assets with finite lives and addresses impairment testing and recognition for goodwill and intangible assets. SFAS No. 144 establishes a single model for the impairment of long-lived assets. The Company assesses goodwill and indefinite-lived intangible assets for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Discounted cash flow analyses are used to assess indefinite-lived intangible asset impairment while undiscounted cash flow analyses are used to assess finite lived intangibles and other long-lived asset impairment. If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets, including goodwill and other intangible assets. During this review, we reevaluate the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been an impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. The impairment policy is consistently applied in evaluating impairment for each of the Company's wholly owned subsidiaries and investments.

(j) Intangible Assets

Intangible assets include goodwill, trademarks, customer lists, technology and other intangibles. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and identifiable intangible net assets acquired. In 2001, goodwill amortization was recorded using the straight-line method over periods ranging from three to ten years. Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 Goodwill & Other Intangible Assets, which ceases goodwill amortization and requires an annual assessment of goodwill for impairment in the absence of an indicator of possible impairment. Trademarks and customer lists are being amortized on a straight-line basis over ten years. Technology is being amortized on a straight-line basis over its estimated useful lives from three to five years. See note 6.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that the tax change occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

(l) Revenue Recognition

The Company's business messaging services include message delivery services such as electronic data interchange or "EDI," telex, desktop fax, broadcast and production messaging services; managed e-mail and groupware hosting services; services that help protect corporate e-mail systems such as virus protection, spam control and content filtering services, and professional messaging services and support. The Company derives revenues from monthly fees and usage-based charges for our message delivery services; from monthly per-user or per-message fees for managed e-mail and groupware hosting and virus protection, spam control and content filtering services; from license fees for desktop fax; and from consulting fees for our professional services. Revenue from e-mail and groupware hosting services, virus protection, spam control and content filtering services, message delivery services and from professional services are recognized as services are performed. Facsimile license revenue is recognized over the average estimated customer life of 3 years.

Prior to the sale of the Advertising Network Business on March 30, 2001 (see Note 3), advertising revenues were derived principally from the sale of banner advertisements. Revenue on banner advertisements was recognized ratably as the advertisements or respective impressions were delivered either on a "cost per thousand" or "cost per action" basis. Revenue on upfront placement fees and promotions was deferred and recognized over the term of the corresponding agreement. The Company also traded advertisements on its Web properties in exchange for advertisements on the Internet sites of other companies as part of the ad network business. Barter revenues and expenses were recorded at the fair market value of services provided or received, whichever is more determinable in the circumstances. For the year ended December 31, 2001, barter revenues, which are a component of advertising revenue, amounted to $0.6 million and barter expenses, which are a component of cost of revenues, were approximately the same $0.6 million.

Other revenues includes revenues from (i) the sale of domain names, which are recognized at the time when the ownership of the domain name is transferred provided that no significant Company obligation remains and collection of the resulting receivable is probable and (ii) the licensing of domain names wherein revenue is recognized ratably over the license period. To date, such revenues have not been material.

(m) Product Development Costs

Product development costs consist primarily of personnel and consultants' time and expense to research, conceptualize, and test product launches and enhancements to each of the Company's services. Such costs are expensed as incurred.

(n) Sales and Marketing Costs

The primary component of sales and marketing expenses are salaries and commissions for sales, marketing, and business development personnel. The Company expenses the cost of advertising and promoting its services as incurred.

(o) Financial Instruments and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash, cash equivalents, accounts receivable, notes payable and convertible notes payable. At December 31, 2003 and 2002, the fair value of cash, cash equivalents, restricted investments, marketable securities and accounts receivable approximated their financial statement carrying amount because of the short-term maturity of these instruments. The recorded values of notes payable and convertible notes payable approximate their fair values, as interest approximates market rates with the exception of the Convertible Subordinated Notes payable with a carrying value of $1.4 million. However, as these notes are payable in February 2005, management estimates that their fair value approximates their carrying value.

Credit is extended to customers based on the evaluation of their financial condition and collateral is not required. The Company performs ongoing credit assessments of its customers and maintains an allowance for doubtful accounts. No single customer exceeded 10% of either total revenues or accounts receivable in 2003, 2002 or 2001. Revenues from the Company's five largest customers accounted for an aggregate of 7%, 6% and 3% of the Company's total revenues in 2003, 2002 and 2001, respectively.

(p) Stock-Based Compensation Plans

In 2003, 2002 and 2001, the Company had stock option plans, which are described more fully in Note 13. As allowed by SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, the Company has retained the compensation measurement principles of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations for stock options. SFAS No. 148 also requires more prominent and more frequent disclosures in both interim and annual financial statements about the method of accounting for stock-based compensation and the effect of the method used on reporting results. The Company adopted the disclosure provisions of SFAS No. 148 as of December 31, 2002 and continues to apply the measurement provisions of APB 25. Under APB Opinion No. 25, compensation expense is recognized based upon the difference, if any, at the measurement date between the market value of the stock and the option exercise price. The measurement date is the date at which both the number of options and the exercise price for each option are known. The following table illustrates the effect on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

($ in thousands, except per share amounts)	For the year ended December 31,		
	2003	2002	2001
Net income (loss):			
Income (loss) from continuing operations, as reported	$51,886	$(85,845)	$(144,038)
Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax	(8,394)	(9,343)	(7,610)
Pro forma income (loss) from continuing operations	43,492	(95,188)	(151,648)
Loss from discontinued operations	(938)	–	(63,027)
Extraordinary gain	–	–	782
Proforma net income (loss)	$42,554	$(95,188)	$(213,893)
Basic net income (loss) per share:			
Income (loss) from continuing operations as reported	$ 1.47	$ (5.13)	$ (15.26)
Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax	$ (0.24)	$ (0.56)	$ (0.81)
Pro forma income (loss) from continuing operations	$ 1.23	$ (5.69)	$ (16.07)
Loss from discontinued operations	$ (0.03)	–	$ (6.68)
Extraordinary gain	–	–	$ 0.08
Proforma basic net income (loss)	$ 1.20	$ (5.69)	$ (22.66)
Diluted net income (loss) per share:			
Income (loss) from continuing operations as reported	$ 1.46	$ (5.13)	$ (15.26)
Deduct total stock based employee compensation expense determined under the fair value method for all awards, net of tax	$ (0.24)	$ (0.56)	$ (0.81)
Pro forma income (loss) from continuing operations	$ 1.22	$ (5.69)	$ (16.07)
Loss from discontinued operations	$ (0.03)	–	$ (6.68)
Extraordinary gain	–	–	$ 0.09
Proforma diluted net income (loss)	$ 1.19	$ (5.69)	$ (22.65)

The resulting effect on the pro forma net income (loss) disclosed for the years ended December 31, 2003, 2002 and 2001 is not likely to be representative of the effects of the net income (loss) on a pro forma basis in future years, because the pro forma results include the impact of three, four and five years, respectively, of grants and related vesting of option prices ranging from $0.53 per share to $294.80 per share. Subsequent years will include additional grants at the then current stock prices and vesting. For purposes of pro-forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

The fair value of each option grant is estimated on the date of grant using the Black Scholes method option-pricing model with the following assumptions used for grants made in 2003: dividend yield of zero (0%) percent, average risk-free rate interest rate of 3.0%, expected life of 5 years and volatility of 135%, 2002: dividend yield of zero (0%) percent, average risk-free interest rate of 4.1%, expected life of 5 years and volatility of 136%, 2001: dividend yield of zero (0%) percent, average risk-free interest rate of 4.4%, expected life of 5 years and volatility of 115%.

(q) Basic and Diluted Net Income (Loss) Per Share

Net income (loss) per share is presented in accordance with the provisions of SFAS No. 128, "Earnings Per Share", and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Under SFAS No. 128, basic Earnings per Share ("EPS") excludes dilution for common stock equivalents and is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock and resulted in the issuance of common stock. Diluted net loss per share is equal to basic loss per share since all common stock equivalents are anti-dilutive for each of the periods presented.

Diluted net income per common share for the year ended December 31, 2003 includes the effect of employee options to purchase 251,527 shares of common stock.

Diluted net income (loss) per common share for the years ended December 31, 2003, 2002 and 2001, does not include the effects of employee options to purchase 1,429,516, 2,773,446 and 1,855,781 shares of common stock, respectively, and 798,523, 1,843,982, and 1,843,982 common stock warrants, respectively, as their inclusion would be antidilutive. Similarly, the computation of diluted net loss per share for 2002 excludes the effect of shares issuable upon the conversion of any outstanding Convertible Notes at December 31, 2002.

(r) Computer Software

Capitalized computer software is recorded in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" and is depreciated using the straight-line method over the estimated useful life of the software, generally 3 years. SOP 98-1 provides guidance for determining whether computer software is internal-use software and guidance on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use.

(s) Recent Accounting Pronouncements

In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("Statement 143") was issued. Statement 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, Statement 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the asset's useful life. Statement 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In April 2002, Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement

No. 13, and Technical Corrections" ("Statement 145") was issued. FASB Statement No. 4 required all gains and losses from the extinguishment of debt to be reported as extraordinary items and Statement No. 64 related to the same matter. Statement 145 requires gains and losses from certain debt extinguishment to not be reported as extraordinary items when they meet the definitions of APB 30. Statement 145 also amends Statement No. 13 requiring sale-leaseback accounting for certain lease modifications. Statement 145 is effective for fiscal years beginning after May 15, 2002. The provisions relating to sale-leaseback are effective for transactions after May 15, 2002. The Company adopted Statement 145 effective July 1, 2002. The adoption of this Statement resulted in gains and losses from debt restructuring and extinguishments of debt that were previously recorded as extraordinary being reclassified as operating activities. The following sets forth the impact of the reclassifications on the income (loss) from continuing operations and income (loss) per share from continuing operations:

	For the year ended December 31, 2003	2002	2001
Income (loss) from continuing operations – pre FAS 145	$51,886	$(85,845)	$(191,145)
Extraordinary gain reclassified to Gain on debt restructuring and supplements	–	–	47,960
Extraordinary loss reclassified to operating expenses	–	–	(853)
Income (loss) from continuing operations – post FAS 145	$51,886	$(85,845)	$(144,038)
Income (loss) per share from continuing operations – pre FAS 145	$ 1.47	$ (5.13)	$ (20.24)
Income (loss) per share from continuing operations – post FAS 145	$ 1.47	$ (5.13)	$ (15.26)
Change in income (loss) per share on continuing operations	$ –	$ –	$ 4.98

In July 2002, Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146") was issued. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between Statement 146 and EITF 94-3 relates to the timing of liability recognition. Under Statement 146, a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. The provisions of Statement 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including residual value guarantees issued in conjunction with operating lease agreements. It also clarifies that at the time a company issues a guarantee the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements or interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a significant impact on the Company's financial position and results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", and amended the interpretation with FIN 46(R) in December 2003. This interpretation and its amendment set forth a requirement for an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003. The Company has not entered into any arrangements with VIEs after January 31, 2003. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 have been delayed to the first interim or annual period beginning after December 15, 2003. The Company has evaluated the impact of adoption of FIN 46(R) for its arrangements created before January 31, 2003. The adoption of this standard is not expected to impact the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and is not expected to have a material impact on the Company's financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective immediately for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have an effect on the Company's financial statements.

(t) Foreign Currency

The functional currencies of the Company's foreign subsidiaries are their respective local currencies. The financial statements are maintained in local currencies and are translated to United States dollars using period-end rates of exchange for assets and liabilities and average rates during the period for revenues, cost of revenues and expenses. Translation gains and losses are included in accumulated other comprehensive loss as a separate component of stockholders' equity (deficit). Gains and losses from foreign currency transactions are included in consolidated statements of operations and were not significant.

(u) Certain 2002 amounts have been reclassified in the consolidated financial statements to conform to the 2003 presentation.

(2) Acquisitions

GN Comtext

During July 2001, the Company acquired the assets of GN Comtext ("GN") for $1. Additionally, the Company received a $1.1 million unsecured interest free loan from the former parent company of GN, GN Store Nord A/S and received approximately $175,000 for transition services which were recorded as a reimbursement of costs during the third quarter of 2001 and has collected and retained a percentage of certain accounts receivable collected on behalf of GN. This loan was paid in December 2001. GN offers value-added messaging services to over 3,000 customers ranging from small business to multi-national companies around the world. The excess of fair market value of the assets acquired and the liabilities assumed over the purchase price resulted in negative goodwill of $782,000 which was recognized as an extraordinary gain during the quarter ended September 30, 2001 in accordance with the provisions of FASB Statement No. 141, "Business Combinations."

Swift Telecommunications, Inc. And Easylink Services

On January 31, 2001, the Company and Swift Telecommunications, Inc. ("STI"), a New York corporation, entered into an Agreement and Plan of Merger ("Merger Agreement"). On February 23, 2001, the Company completed the acquisition of STI. On January 31, 2001, and concurrent with the execution and delivery of the Merger Agreement, STI acquired from AT&T Corp. its EasyLink Services business ("EasyLink Services"). On April 2, 2001, Mail.com changed its name to EasyLink Services Corporation (formerly Mail.com, Inc., the "Company" or "EasyLink").

STI together with its newly acquired EasyLink Services business is a global provider of transaction delivery services such as electronic data interchange, e-mail, fax and telex.

At the closing of the acquisition by STI of the EasyLink Services business from AT&T, the Company advanced $14 million to STI in the form of a loan, the proceeds of which were used to fund part of the $15 million cash portion of the purchase price to AT&T. Upon the closing of the acquisition of STI, the Company assumed a $35 million note issued by STI to AT&T. The $35 million note was secured by the assets of STI, including the EasyLink Services business, and the shares of EasyLink Class A common stock issued to the former sole shareholder of STI (who became an officer and director of the Company). The AT&T note was payable in equal monthly installments over four years, bearing interest at the rate of 10% per annum for the first six months of the note. Thereafter the rate was to be adjusted every six months equal to 1% plus the prime rate as listed in the Wall Street Journal on such date of adjustment. See Note 7 for a description of the restructuring of this obligation in 2001 and a subsequent amendment and restatement in 2003.

Upon the closing of the acquisition of STI, the Company paid to the former sole shareholder (who became an officer and director of the Company) of STI $835,000 in cash and issued an unsecured note for $9.2 million and 1,876,618 shares of EasyLink Class A common stock, valued at $30.8 million, as consideration for the acquisition of STI. The value of the common stock issued to STI was based on the average market price of EasyLink's common stock, as quoted on the Nasdaq national market, for the two days immediately prior to, the day of, and the two days immediately after the announcement of the transaction on February 8, 2001. The $9,188,000 note was payable in four equal semi-annual installments over two years. See Note 7 for a description of the subsequent exchange of this Note payable in 2001 and other subsequent transactions in 2003.

The cash portion of the merger consideration and the reimbursement of payments made by the sole shareholder of STI were funded out of EasyLink's available cash and from the proceeds received by the Company on January 8, 2001 from the issuance of $10.3 million of 10% Senior Convertible Notes due January 8, 2006.

The Company allocated a portion of the purchase price to the fair market value of the acquired assets and liabilities assumed of STI and the EasyLink Services business. The excess of the purchase price over the fair market value of the acquired assets and liabilities assumed of STI and the EasyLink Services business was allocated to goodwill ($24 million), assembled workforce ($3 million), technology ($11 million), trademarks ($16 million) and customer lists ($11 million). The purchase price that was allocated was based upon the final outcome of the valuation and appraisals of the fair value of the acquired assets and assumed liabilities at the date of acquisition, as well as the identification and valuation of certain intangible assets such as customer lists, in-place workforce, technology and trademarks, etc. The fair value of the technology, assembled workforce, trademarks, customer lists and goodwill was determined by management using the excess earnings method, a risk-adjusted cost approach and the residual method, respectively. Amortization expense for the year ended December 31, 2001 was approximately $7 million.

The consideration paid by EasyLink was determined as a result of negotiations between EasyLink and STI.

During January 2001, STI purchased the real time fax business from Xpedite Systems, Inc. located in Singapore and Malaysia (these two subsidiaries conduct business under the name "Xtreme") for approximately $500,000 in cash.

In connection with the acquisition of STI, the Company entered into a conditional commitment to acquire Telecom International, Inc. ("TII"), which immediately prior to the acquisition of STI was an affiliate of the former sole shareholder of STI. The purchase price for TII was originally negotiated at $117,646 in cash, a promissory note in the aggregate principal amount of approximately $1,294,000 and 267,059 shares of the Company's Class A common stock. In order to facilitate the Company's proposed debt restructuring and to reduce the Company's debt obligations and cash commitments, the former sole shareholder of STI and the Company agreed to modify the Company's commitments in respect of TII. In lieu of acquiring TII, the Company purchased certain assets owned by TII and assumed certain liabilities. As consideration, the Company issued 300,000 shares of Class A common stock valued at $1.9 million as the purchase price. As a result of this transaction, the Company recorded a loss on the extinguishment of this commitment of $2.4 million.

As part of the transaction with STI, the Company also entered into a conditional commitment to acquire the 25% minority interests in two STI subsidiaries for $47,059 in cash, promissory notes in the aggregate principal amount of approximately $517,647 and 106,826 shares of Class A common stock. This transaction is subject to certain conditions, including satisfactory completion of due diligence, receipt of regulatory approvals and other customary conditions.

(3) Sale of Businesses

On September 20, 2002, the Company sold its customer contracts related to its email hosting service ("NIMS") line to Call Sciences, Inc. Call Sciences paid $300,000 in cash upon closing. In connection with the sale, the parties entered into a transition services agreement whereby the Company would receive payments for services rendered during the 2 month period following the close. As a result of the sale, the Company transferred the customer contracts and recorded a gain on the sale of NIMS of $300,000. In October 2002, the Company sold for $126,000 a software and consulting business in England that was previously acquired in the GN Context acquisition. The full purchase price was recorded as a gain as the net book value of assets transferred was zero.

On March 30, 2001, the Company sold its advertising network to Net2Phone, Inc. for $3 million in cash. The Company received an additional $500,000 in April 2001 based upon the achievement of certain milestones. In connection with the sale, the parties entered into a hosting agreement whereby the Company would receive payments for hosting the consumer mailboxes for a minimum of one year. As a result of the sale, the Company transferred net assets, including certain domain names and partner agreements, and liabilities related to the advertising network to Net2Phone, and recorded a loss on the sale of the advertising network of $1.8 million during the first quarter of 2001. During the second quarter of 2001, the Company completed the migration of the hosting of these consumer mailboxes to a third party provider. The hosting agreement was terminated as of September 30, 2001.

(4) Balance Sheet Components

Property and equipment, net of accumulated depreciation and amortization, are stated at cost or allocated fair value and are summarized as follows, in thousands:

	December 31, 2003	December 31, 2002
Computer equipment and software	$40,878	$38,882
Furniture and fixtures	1,589	1,081
Web development	181	181
Leasehold improvements	2,187	814
Subtotal	44,835	40,958
Less accumulated depreciation and amortization	34,194	26,125
Property and equipment, net	$10,641	$14,833

Domain assets held for sale consist of the following, in thousands:

	December 31, 2003	December 31, 2002
Domain names	$2,424	$2,424
Less accumulated amortization	2,210	2,210
Domain assets, net	$ 214	$ 214

Accrued expenses consist of the following, in thousands:

	December 31, 2003	December 31, 2002
Carrier charges	$ 5,507	$ 7,020
Payroll and related costs	2,532	3,072
Sales/Use/VAT taxes payable	1,792	1,902
Professional services, consulting fees and sales agents' commissions	1,295	1,649
Interest	233	2,038
Software and hardware maintenance	168	551
Other	2,809	4,621
Total	$14,336	$20,853

(5) Investments

The Company assesses the need to record impairment losses on investments and records such losses when the impairment of an investment is determined to be other-than-temporary.

On July 25, 2000, EasyLink entered into a strategic relationship with BulletN.net, Inc. The investment has been accounted for under the cost method of accounting, as EasyLink owns less than 20% of the outstanding stock of BulletN.net. As part of this agreement BulletN.net issued 666,667 shares of its common stock and a warrant to purchase up to an additional 666,667 shares at $3.75 per share to EasyLink in exchange for 36,443 shares of EasyLink Class A common stock valued at approximately $3.1 million. The Company concluded that the carrying value of this cost-based investment was permanently impaired based on the inability to achieve business plan objectives and milestones and the fair value of the investment relative to its carrying value. During 2002 and 2001, the Company recorded impairment charges of $0.5 million and $2.6 million, respectively, due to other-than-temporary declines in the value of this investment. Such amounts are included in impairment of investments within other income (expense) in the statement of operations. On March 1, 2001, in consideration of the exchange and cancellation of the 666,667 warrants and the waiver of certain anti-dilution rights, the Company received a new warrant to purchase 266,667 shares of BulletN.net common stock at $1 per share.

During 1999, the Company acquired an equity interest in 3Cube, Inc. ("3Cube"), which was accounted for under the cost method. During the first quarter of 2001, the Company recorded an impariment charge related to its investment in 3Cube of $59,000 reducing the carrying value to $2 million, representing the value the Company received in August 2001 upon the liquidation of its investment.

On April 17, 2000, in exchange for $500,000 in cash, the Company acquired certain source code technologies, trademarks and related contracts relating to the InTandem collaboration product ("InTandem") from IntraACTIVE, Inc., a Delaware corporation (now named Bantu, Inc., "Bantu"). On the same date, the Company also paid Bantu an upfront fee of $500,000 for further development and support of the InTandem product. On the same date, pursuant to a Common Stock Purchase Agreement, the Company acquired shares of common stock of Bantu representing approximately 4.6% of Bantu's outstanding capital stock in exchange for $1 million in cash and 46,296 shares of its Class A common stock, valued at approximately $3.6 million. Pursuant to the Common Stock Purchase Agreement, the Company also agreed to invest up to an additional $8 million in the form of shares of its Class A common stock in Bantu in three separate increments of $4 million, $2 million and $2 million, respectively, based upon the achievement of certain milestones in exchange for additional shares of Bantu common stock representing 3.7%, 1.85% and 1.85%, respectively, of the outstanding common stock of Bantu as of April 17, 2000. The number of shares of the Company's Class A common stock issuable at each closing will be based on the greater of $90 per share and the average of the closing prices of the Company's Class A common stock over the five trading days prior to such closing date. In July 2000, the Company issued an additional 9,259 shares of its Class A common stock valued at approximately $590,000 to Bantu in accordance with a true-up provision in the Common Stock Purchase Agreement. In September 2000, the Company issued an additional 44,444 shares of its Class A common stock valued at approximately $2.9 million as payment for the achievement of a milestone indicated above. In January 2001, the Company issued an additional 22,222 shares of its Class A common stock valued at approximately $285,000 as payment for the achieved milestone indicated above. The Company accounts for this investment under the cost method. During 2002 and 2001, management made assessments of the carrying value of its investment, based upon incremental investments made by third parties, and determined that the carrying value of this cost-based investment was permanently impaired as it was in excess of its estimated fair value. Accordingly, EasyLink wrote down the value of its investment in Bantu by $1.0 million and $7.3 million in 2002 and 2001, respectively, as it determined that the decline in its value was other-than-temporary.

On June 30, 2000, the Company received 35,714 shares of common stock of Onview.com valued at $125,000 as payment for the Company's advertising services. During the second quarter of 2001, the Company determined that the value of this investment had become permanently impaired and recorded an impairment charge of $125,000.

On July 25, 2000, the Company issued 10,222 shares of its Class A common stock valued at approximately $872,000 as an investment in Madison Avenue Technology Group, Inc. (CheetahMail). The investment has been accounted for under the cost method of accounting as the Company owns less than 20% of the outstanding stock of CheetahMail. In consideration thereof, the Company received 750,000 shares of Series B convertible preferred stock and a warrant to purchase 75,000 shares of common stock of CheetahMail. The Company transferred these shares of preferred stock and warrants to Net2Phone pursuant to the sale of the Company's Advertising Network.

As of December 31, 2002, all of the Company's investments were written down to minimal amounts due to other than temporary declines in the value of its investments.

(6) Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"), and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated or consummated after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 144").

The Company adopted the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 were not amortized, and continued to be evaluated for impairment in accordance with the appropriate pre-SFAS 142 accounting literature until December 31, 2001. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized prior to the adoption of SFAS 142.

SFAS 141 required, upon adoption of SFAS 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. Upon adoption of SFAS 142, the Company was required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss was measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period of 2002.

In connection with the transitional goodwill impairment evaluation, SFAS 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of the date of adoption. To accomplish this the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeds its fair value, an indication existed that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of it assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation, in accordance with SFAS 141, to its carrying amount, both of which were measured as of the date of adoption. This second step was required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss would have been recognized as the cumulative effect of a change in accounting principle in the Company's statement of operations.

As of January 1, 2002, the date of adoption, the Company had unamortized goodwill in the amount of $68.8 million, which was subject to the transition provisions of SFAS 142. Amortization expense related to goodwill of continuing operations was $40.4 million for the year ended December 31, 2001. During the quarter ended June 30, 2002, the Company completed its assessment with the assistance of an independent appraiser and determined that there was no impairment as of January 1, 2002. During the quarter ended December 31, 2002, the Company completed a new assessment with the assistance of an independent appraiser and determined that there was an impairment. Accordingly, a fair value analysis was performed on the Company's goodwill, intangible assets and other long lived assets which resulted in an aggregate impairment charge of $78.8 million, allocated as follows: $7.5 million tradename, $7.6 million customer base, $1.1 million technology, and $62.6 million goodwill.

During 2002, economic and market conditions led to forecasts with lower growth rates and a significantly lower market value of the Company. The methodology used to determine the business enterprise of the Company was the income approach, a discounted cash flow valuation method. The discount rate was determined by using a weighted average cost of capital analysis which was developed using a capital structure which reflects the representative historical mix of debt and equity of a group of guideline companies in this business. Assumptions for normal working capital levels and taxes were also incorporated in the analysis. The value of the tradename and developed technology was based on the relief-from-royalty method. This determines the value by quantifying the cost savings a company enjoys by owning, as opposed to licensing, the intangible asset. The value of the Company's customer base was also determined through an income approach.

During the quarter ended December 31, 2003, the Company completed its 2003 assessment of its goodwill and indefinite-lived intangible assets with the assistance of an independent appraiser and determined that there was no further impairment of these assets. The evaluation employed the same methodology as that used in the 2002 evaluation.

In 2001, in accordance with the Company's policy of continually evaluating the carrying value of its long-lived assets, the Company determined that the carrying values of certain of its assets required adjustments. Accordingly, impairment charges of $60.0 million related to goodwill associated with the Company's 2000 acquisition of NetMoves Corporation and $2.2 million related to other acquisitions in 2000 and 1999 were recorded.

The following unaudited proforma disclosure presents the adoption of Statement 142 as if it had occurred at the beginning of all periods presented:

(In thousands, except per share amounts)

	Year Ended December 31, 2003	2002	2001
Income (loss) from continuing operations	$51,886	$(85,845)	$(144,038)
Add back: Goodwill amortization attributable to continuing operations	–	–	40,376
Adjusted income (loss) from continuing operations	51,886	(85,845)	(103,662)
Loss from discontinued operations	(938)	–	(63,027)
Add back: Goodwill amortization attributable to discontinued operations	–	–	3,851
Adjusted loss from discontinued operations	(938)	–	(59,176)
Extraordinary gain	–	–	782
Adjusted net income (loss)	$50,948	$(85,845)	$(162,056)
Basic net income (loss) per share:			
Income (loss) from continuing operations	$ 1.47	$ (5.13)	$ (15.26)
Goodwill amortization from continuing operations	–	–	4.28
Adjusted income (loss) from continuing operations	$ 1.47	$ (5.13)	$ (10.98)
Loss from discontinued operations	$ (0.03)	–	(6.68)
Goodwill amortization from discontinued operations	–	–	0.41
Adjusted loss from discontinued operations	$ (0.03)	–	(6.27)
Extraordinary gain	–	–	0.08
Adjusted net income (loss)	$ 1.44	$ (5.13)	$ (17.17)
Weighted average basic shares outstanding	35,402	16,733	9,442
Diluted net income (loss) per share:			
Income (loss) from continuing operations	$ 1.46	$ (5.13)	$ (15.26)
Goodwill amortization from continuing operations	–	–	4.28
Adjusted income (loss) from continuing operations	$ 1.46	$ (5.13)	$ (10.98)
Loss from discontinued operations	$ (0.03)	–	$ (6.68)
Goodwill amortization from discontinued operations	–	–	0.41
Adjusted loss from discontinued operations	$ (0.03)	–	$ (6.27)
Extraordinary gain	–	–	0.08
Adjusted net income (loss)	$ 1.43	$ (5.13)	$ (17.17)
Weighted average diluted shares outstanding	35,654	16,733	9,442

In connection with the adoption of SFAS 142 on January 1, 2002, the Company reclassified $3.6 million in net book value associated with assembled workforce to goodwill. In addition, during the first quarter of 2002, goodwill was reduced by

$0.3 million as a result of a final reconciliation related to the STI acquisition (See Note 2).

Although SFAS 142 requires disclosure of these amounts to reflect the impact of adoption on the Company's results for the year ended December 31, 2001, had goodwill not been amortized and been added back, the effect would have resulted in additional impairment charges being recorded.

Included in the Company's balance sheet as of December 31, 2003 and 2002 are the following (in thousands):

	As of December 31, 2003		
	Gross Cost	Accumulated Amortization	Net
Goodwill	$152,659	$(146,393)	$6,266
Trademarks	$ 16,000	$ (10,400)	$5,600
Intangibles with finite lives:			
Technology	$ 16,550	$ (12,445)	$4,105
Customer lists	11,000	(9,771)	1,229
Software development and licenses	4,580	(3,885)	695
	$ 32,130	$ (26,101)	$6,029

	As of December 31, 2002		
	Gross Cost	Accumulated Amortization	Net
Goodwill	$152,659	$(146,393)	$6,266
Trademarks	16,000	$ (10,400)	$5,600
Intangibles with finite lives:			
Technology	$ 16,550	$ (10,550)	$6,000
Customer lists	11,000	(9,600)	1,400
Software development and licenses	4,580	(3,032)	1,548
	$ 32,130	$ (23,182)	$8,948

The Company's estimated amortization expense is $2.6 million, $2.2 million, $0.5 million, $0.2 million and $0.2 million in 2004, 2005, 2006, 2007 and 2008, respectively. In accordance with Statement 142, the Company reassessed the useful lives of all other intangible assets. There were no changes to such lives and there are no expected residual values associated with these intangible assets. Customer lists are being amortized on a straight-line basis over ten years. Technology and software development and licenses are being amortized on a straight-line basis over their estimated useful lives from two to five years.

(7) Notes Payable

7% Convertible Subordinated Notes

On January 26, 2000, the Company issued $100 million of 7% Convertible Subordinated Notes ("the Notes") with interest payable on February 1 and August 1 of each year. The Notes are convertible by holders into shares of EasyLink Class A common stock at a conversion price of $189.50 per share (subject to adjustment in certain events). As of December 31, 2003, the balance of the Notes outstanding was $1.4 million as a result of the exchange transactions and debt restructurings described below.

Senior Convertible Notes issued in Exchange for 7% Convertible Subordinated Notes

On February 1, 2001, the Company entered into a note exchange agreement (the "Note Exchange Agreement"). Under the terms of the agreement, EasyLink issued $11,694,000 principal amount of a new series of 10% Senior Convertible Notes due January 8, 2006 in exchange for the cancellation of $38,980,000 principal amount of its 7% Convertible Subordinated Notes due February 1, 2005. The new notes were convertible at any time at the option of the holder into Class A common stock at an initial conversion price equal to $13.00 per share, subject to anti-dilution adjustments.

On February 8, 2001, the Company entered into an additional note exchange agreement. Under the terms of the agreement, EasyLink issued $4,665,000 principal amount of a new series of 10% Senior Convertible Notes due January 8, 2006 in exchange for the cancellation of $15,550,000 principal amount of its 7% Convertible Subordinated Notes due February 1, 2005. The new notes were convertible at any time at the option of the holder into Class A common stock at an initial conversion price equal to $17.50 per share, subject to anti-dilution adjustments.

On February 14, 2001, the Company entered into an additional note exchange agreement. Under the terms of the agreement, EasyLink issued $7,481,250 principal amount of a new series of 10% Senior Convertible Notes due January 8, 2006 in exchange for the cancellation of $21,375,000 principal amount of its 7% Convertible Subordinated Notes due February 1, 2005 (the "Subordinated Notes"). Pursuant to this note exchange agreement, on or about May 23, 2001, $2,531,250 in principal amount of these Senior Convertible Notes were exchanged for 142,071 shares of Class A common stock (the "Exchange Shares"). The new notes were convertible at any time at the option of the holder into Class A common stock at an initial conversion price equal to $15.00 per share, subject to anti-dilution adjustments.

The Senior Convertible Notes issuable under the February 1, February 8 and February 14 note exchange agreements (the "Exchange Notes") were unsecured, joint and several obligations of EasyLink and its subsidiary EasyLink Services USA, Inc (collectively, the "Companies").

The Exchange Notes accrued interest, payable semi-annually, at the rate of 10% per annum. One half of each interest payment was payable in cash and one half was payable in shares of EasyLink Class A common stock, par value $.01 per share ("Class A common stock"), until 18 months after the closing date of the financing. Thereafter, one half of each interest payment was payable in shares of Class A common stock at the option of the Companies. For purposes of determining the number of shares issuable upon payment of interest in shares of Class A common stock, such shares were deemed to have a value equal to the applicable conversion price at the time of payment.

The above exchange transactions were accounted for in accordance with Financial Accounting Standards Board Statement No. 15 ("FASB No.15"), "Accounting by Debtors and Creditors for Troubled Debt Restructurings." As a result of these exchanges, the Company recorded a $40.4 million gain on debt restructuring and settlements during the first quarter of 2001.

Because the total future cash payments specified by the new terms of the Exchange Notes, including both payments designated as interest and those designated as face amount, were less than the carrying amount of the Notes, the Company was required to reduce the carrying amount of the Notes, to an amount equal to the total future cash payments specified by the new terms and recognized a gain on exchange of payables equal to the amount of the reduction, less the applicable deferred financing costs associated with the original $100 million 7% Convertible Subordinated Notes of $2.2 million and new financing costs of $40,000.

In periods subsequent to the exchange transactions, all payments under the terms of the Exchange Notes are accounted for as reductions of the carrying amount of the Exchange Notes, and no interest expense is recognized on the Exchange Notes for any period between the exchange dates and maturity dates of the Exchange Notes.

As of December 31, 2003, none of the Exchange Notes was outstanding as a result of the debt restructuring and settlement transactions described below under "Restructuring and Settlements of Certain Debt and Lease Obligations."

Other Senior Convertible Notes

On January 8, 2001, the Company issued $10 million (subsequently increased to $10.26 million) of 10% Senior Convertible Notes due January 8, 2006 to an investor group. On March 19, 2001, the Company completed the issuance of $3.9 million principal amount of 10% Senior Convertible Notes due January 8, 2006 (together with the notes issued pursuant to the January 8, 2001 agreement, (the "Notes") to certain private investors. The Notes were unsecured, joint and several obligations of EasyLink and its subsidiary EasyLink Services USA, Inc. (collectively, the "Companies").

The Notes accrued interest, payable semi-annually, at the rate of 10% per annum. One half of each interest payment was payable in cash and one half was payable in shares of EasyLink Class A common stock ("Class A common stock"), until 18 months after the closing date of the financing. Thereafter, one half of each interest payment was payable in shares of Class A common stock at the option of the Companies. For purposes of determining the number of shares issuable upon payment of interest in shares of Class A common stock, such shares were deemed to have a value equal to the applicable conversion price at the time of payment.

Each of the Notes was convertible at any time at the option of the holder into Class A common stock at an initial conversion price equal to $10.00 per share, subject to anti-dilution adjustments.

The net proceeds of the issuance of the $10.26 million principal amount of Notes issued pursuant to the January 8, 2001 agreement were used to fund a portion of the purchase price payable by Swift Telecommunications, Inc. for the acquisition of the AT&T EasyLink Services business and for working capital and other general corporate purposes.

In connection with the issuance of the Notes, the Company granted to the investor group the right to designate one director to the Board of Directors for so long as the investor group and certain other parties associated with it own a specified number of shares of Class A common stock on a fully diluted basis (the "Designation Agreement"). Pursuant to the Designation Agreement, the Board of Directors appointed a director to the Board of EasyLink effective upon the closing of the financing.

During the second quarter of 2001, the Company issued an aggregate of $550,000, 10% Senior Convertible Notes Due January 8, 2006 to certain vendors in exchange for settlement of its obligations to those vendors. Terms of the notes were similar to those notes that were issued on January 8, 2001.

As of December 31, 2003, none of the Notes was outstanding as a result of the debt restructuring and settlement transactions described below under "Restructuring and Settlements of Certain Debt and Lease Obligations."

Notes issued in STI/EasyLink Acquisition

In connection with the acquisition of STI, the Company assumed a $35 million note payable to AT&T from STI and issued a $9.2 million unsecured note to the former shareholder of STI as partial payment (see Note 2 for additional information). AT&T subsequently entered into an agreement with the Company to restructure the note. On November 27, 2001, the note was converted into a package of securities consisting of a promissory note in the principal amount of $10 million, 1 million shares of Class A common stock and warrants to purchase 1 million shares of Class A common stock at an exercise price of $6.10 per share, subject to adjustment. The $10 million note is secured by the same security interests that secured the original $35 million note. In the first quarter of 2003, AT&T entered into an agreement to sell the $10 million note and 1,423,980 shares of outstanding EasyLink Class A common stock held by AT&T to PTEK Holdings, Inc ("PTEK"), one of the Company's principal competitors. Following the announcement of the agreement, the Company commenced legal proceedings to enjoin AT&T from selling the note and to assert claims for damages against AT&T and PTEK. On October 20, 2003 the legal dispute was settled. Under the settlement, the Company agreed to consent to the transfer of the shares and the note from AT&T to PTEK in exchange for a revised amortization schedule on the note and return of the warrant to the Company for cancellation. Under the terms of the Amended and Restated Promissory Note payable to PTEK, the Company will repay the $10,975,082 remaining outstanding balance of principal of and interest on the Note as of September 1, 2003 and all future accrued interest by making equal quarterly installment payments of principal and interest in the amount of $800,000 and a final payment of approximately $5.75 million on the June 1, 2006 maturity date.

In November 2001, the $9.2 million note issued to the former sole shareholder of STI was exchanged for a new note in the principal amount of $2.7 million, 268,296 shares of the Company's Class A common stock and warrants to purchase 268,296 shares of stock. In May 2003, the $2.7 million note was further exchanged for a new note in principal amount of $284,000 payable in 12 monthly installments with interest.

Restructuring and Settlements of Certain Debt and Lease Obligations

During the third quarter of 2001, pending the completion of the subsequent restructuring, the Company issued $16.3 million of interim notes, bearing interest at a rate of 12% per annum, in exchange for present and future lease obligations in the amount of $15.1 million. These notes were cancelled upon completion of the fourth quarter 2001 debt restructuring. This interim transaction resulted in a loss of $1.1 million in accordance with SFAS No. 15.

On November 27, 2001, the Company completed the restructuring of approximately $63 million of debt and lease obligations and a related financing in the amount of approximately $10 million.

Under the terms of the debt restructuring, the Company exchanged an aggregate of approximately $63 million of debt and equipment lease obligations for an aggregate of approximately $20 million of restructure notes and obligations due in installments commencing June 2003 through June 2006, 1.97 million shares of Class A Common Stock and warrants to purchase 1.8 million shares of Class A Common Stock. In addition, the Company purchased certain leased equipment for an aggregate purchase price of $3.5 million.

The restructure notes accrued interest at a rate of 12% per annum and were scheduled to mature five years from the date of the debt restructuring. The Company was able to elect to defer payment of accrued interest on a portion of the restructure notes until various dates commencing June 2003 and may elect to pay accrued interest on other restructure notes in shares of Class A common stock having a market value at the time of payment equal to 120% of the interest payment due. $9.1 million in principal amount of the restructure notes are convertible, at the option of the holder, into shares of Class A Common Stock of the Company at a conversion price of $10.00 per share, subject to adjustment in certain events. The Company was not required to make scheduled principal payments on any of the notes until June 2003. All of the notes were callable at any time for cash. The warrants allowed the holders to purchase shares of Class A Common Stock of the Company at an exercise price equal to $6.10 per share. The number of shares issuable upon exercise and the exercise price of the warrants were subject to adjustment in certain events. The warrants were exercisable for ten years after the date of the grant.

The restructure notes issued to AT&T Corp. and the former shareholder of STI have been accounted for in accordance with Financial Accounting Standards Board Statement No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Because the total future cash or share payments specified by the terms of these restructure notes, including both payments designated as interest and those designated as principal, are less than the carrying amount of these restructure notes, the Company was required to reduce the carrying amount of the original notes exchanged for the restructure notes issued to AT&T and such former STI shareholder to an amount equal to the total future cash payments specified by the new terms. In future periods, all payments under the terms of the restructure notes for which future interest was included in the carrying amounts of such notes shall be accounted for as reductions of such carrying amounts, and no interest expense shall be recognized on such notes for any period between the respective dates of commencement of the accrual of interest on such notes and the maturity dates of such notes.

The Company recognized a gain on the debt restructuring in the amount of $8.6 million. This gain was calculated based on the amount of the total reduction in carrying values of the original restructure obligations as compared to the carrying values of the restructure notes minus the amount of the contingent share issuance obligation of $1.1 million recorded by the Company due to the assumed payment of interest on a portion of the restructure notes in shares of Class A common stock as described above.

$5.9 million of the financing was represented by cash proceeds from the sale of 1,468,750 shares of Class A common stock. Approximately $1.3 million of this financing was represented by the investment of cash in exchange for senior convertible notes that were convertible into approximately 520,000 shares of Class A common stock, subject to adjustment in certain events. These notes are convertible at $2.50 per share. The beneficial conversion feature of $1.1 million was being amortized over a period of 5 years. Approximately $3.0 million of this financing was represented by the exchange of $1.4 million of cash equipment purchase obligations held by lessors and $1.6 million of other cash obligations held by AT&T for an aggregate of 820,000 shares of Class A common stock.

During 2002, the Company entered into two separate transactions repurchasing $5.0 million in 10% Senior Convertible Notes and a 12% Senior Restructure Note and a restructure balloon liability in the amount of $0.5 million for a total of $0.6 million in cash and 5,415 shares in Class A common stock, valued at approximately $6,000. The Company recorded a $6.6 million in gains on the transactions including the reversal of $1.7 million of capitalized interest related to the repurchased debt.

During 2003, the Company entered into a series of transactions with debt holders to eliminate a total of $63.0 million of indebtedness in exchange for cash payments of $3.1 million and, the issuance of 23.9 million shares of Class A common stock valued at $13.6 million. The eliminated debt included $22.7 million of 7% Convertible Subordinated Notes, due February 2005, $31.1 million of 10% Senior Convertible Notes, due January 2006, a $2.7 million note payable to the former shareholder of STI (who is an officer and director of the Company), $6.0 million of Restructure notes and $0.5 million in other indebtedness. The Company also entered into agreements to repay an outstanding note in the principal amount of $115,000 and accrued interest obligations in the aggregate amount of $959,000 over the next three years, which accrued interest includes $284,000 due to George Abi Zeid, a director and officer of the Company and the former sole shareholder of STI. In addition, after eliminating $6.5 million of previously capitalized interest, $2.7 million of accrued interest, and $0.3 million of debt issuance costs on the eliminated notes, these transactions resulted in a gain of $54.1 million or $1.52 per share on a basic and diluted basis. Also, the transactions relating to the previous $115,000 note and $959,000 of accrued interest have been accounted for in accordance with SFAS 15.

Notes payable include the following, in thousands

	December 31, 2003		December 31, 2002	
	Capitalized Interest	Principal	Capitalized Interest	Principal
2000 7% Convertible Subordinated Notes due February 2005	$ –	$ 1,425	$ –	$24,095
2001 10% Senior Convertible Notes due January 2006	–	–	5,528	31,059
2001 12% restructure note: as amended and restated effective September 2003	1,884	10,504	5,160	10,000
2001 12% note payable to former shareholder of STI 13 quarterly payments beginning June 2003	3	118	997	2,683
2001 12% Restructure notes 13 quarterly payments beginning June 2003	109	1,025	–	6,132
2001 Restructuring balloon payments due October 2004	–	396	–	795
Other	–	–	–	786
Total notes payable and capitalized interest	1,996	13,468	11,685	75,550
Less current portion	1,040	2,957	4,283	4,152
Non current portion	$ 956	$10,511	$ 7,402	$71,398

(8) Revenues

The following are the components of revenues, in thousands:

	For the year ended December 31,		
	2003	2002	2001
Business messaging	$100,872	$113,874	$121,716
Advertising	–	–	1,616
Other	475	480	597
Total revenues	$101,347	$114,354	$123,929

Other revenues consist of revenues generated principally from the sale or lease of domain names.

(9) Discontinued Operations

In March 2000, the Company formed World.com, Inc. in order to develop the Company's portfolio of domain names into independent web properties and subsequently acquired or formed its subsidiaries Asia.com, Inc. and India.com, Inc., in which World.com was the majority owner. On November 2, 2000, the Company announced its intention to sell all assets not related to its core outsourced messaging business including Asia.com, Inc., India.com, Inc. and its portfolio of domain names. Accordingly, World.com has been reflected as a discontinued operation. Revenues, costs and expenses, assets, liabilities and cash flows of World.com have been excluded from the respective captions in the consolidated statement of operations, consolidated balance sheets and consolidated statements of cash flows and have been reported as "Loss from discontinued operations," "Net liabilities of discontinued operations," and "Net cash used in discontinued operations," for all periods presented.

During 2001, the Company recognized a loss of $63 million on discontinued operations. This loss included a write-down of $56.4 million of assets, primarily goodwill, to net realizable value, operating losses of $4.5 million, net of a gain of $8.3 million, severance and related benefits of $1.3 million, and other related cost and expenses including the closure of facilities of $0.8 million.

Summarized financial information (In thousands) for the discontinued operation is as follows:

	Statements of Operations Data Year Ended December 31,		
	2003	2002	2001
Revenues	$ –	$–	$ 6,247
Loss from discontinued operations	$938	$–	$63,027

	Balance Sheet Data As of December 31,	
	2003	2002
Current assets	$ 17	$ 57
Total assets	404	444
Current liabilities	1,040	579
Long-term liabilities and minority interest	193	225
Net liabilities of discontinued operations	(828)	(360)

The information below pertains to certain events and activities associated with the operations of World.com and include: financings in connection with India.com, domain names included in discontinued operations, the acquisition and subsequent disposition of eLong.com, which was renamed to Asia.com, Inc., and other acquisitions made by World.com.

India.com Financing

During the third quarter of 2000, India.com, Inc., a wholly-owned subsidiary, issued 1,365,769 shares of Series A convertible exchangeable preferred stock to private investors valued at $14.2 million. These shares were convertible into India.com Class A common stock at the initial purchase price of the preferred shares, subject to certain anti-dilution and other adjustments. The holders of the Series A convertible exchangeable preferred stock were entitled to a one time right exercisable during the 60 days after September 13, 2001 to exchange these shares for the number of shares of EasyLink Class A common stock equal to the original purchase price of such shares divided by the lesser of the market price of EasyLink's Class A common stock on September 13, 2001 (but not less than $45.00) and $60.00. This exchange right was since modified as described below.

The Company entered into a Bridge Funding and Amendment Agreement with India.com, Inc. (the "Bridge Funding Agreement"). Under the Bridge Funding Agreement, the Company borrowed approximately $5 million from its majority-owned subsidiary India.com and issued to India.com bridge notes evidencing these borrowings (the "Bridge Notes"). Under the Bridge Funding Agreement, the Company issued to India.com warrants to purchase 20,000 shares of EasyLink's Class A common stock at an exercise price of $13.00 per share in consideration of the commitment under the Bridge Funding Agreement. In addition, India.com received warrants to purchase an additional 16,000 shares of EasyLink Class A common stock for each $1 million drawn down by the Company under the Bridge Funding Agreement. As a result of the drawings under the Bridge Funding Agreement, the Company issued an additional 80,000 warrants at exercise prices ranging from $6.20 to $14.00 per warrant.

In consideration of the commitments under the Bridge Funding Agreement, the period during which the one-time exchange right of the holders of India.com preferred stock was changed from the 60-day period immediately after September 13, 2001 to the 60-day period immediately after December 31, 2001. In addition, the floor price at which shares of EasyLink Class A common stock may be issued upon the exchange was reduced from $45.0 per share to $30.00 per share immediately upon execution and delivery of the Bridge Funding Agreement and was subject to further reduction to $12.50 per share for a percentage of the total number of shares of India Preferred Stock that is equal to the percentage of the Bridge Notes drawn down.

Pursuant to an Exchange Agreement Amendment entered into on July 17, 2001 (the "Exchange Agreement Amendment") between the Company and the holders of India.com preferred stock, all of the holders of the outstanding shares of India.com preferred stock exercised their right to exchange their shares of India.com preferred stock for shares of the Company's Class A common stock based on the average of the closing market prices of the Company's stock over the five trading days ending on September 13, 2001, subject to a floor on the exchange price of $10.00 and a cap of $30.00 and subject to adjustment in certain circumstances. Based on the average of the closing prices of the Company's stock, the exchange price was $10.00 per share and 1,420,400 became issuable upon consummation of the exchange. As of September 30, 2001, the closing of the exchange transaction was subject to compliance with the requirements of the NASDAQ stock market. The Company entered into the Exchange Agreement Amendment in connection with the elimination of its obligations under the $5 million aggregate principal amount of bridge notes and the warrants to purchase an aggregate of 100,000 shares of the Company's Class A common stock issued to India.com.

On October 17, 2001, the Company and the holders of India.com preferred stock completed the exchange of India.com preferred stock for 1,420,400 shares of the Company's Class A common stock.

eLong.com, Inc.

On March 14, 2000, the Company acquired eLong.com, Inc., a Delaware corporation ("eLong.com"), for approximately $62 million including acquisition costs of $365,000. eLong.com, through its wholly owned subsidiary in the People's Republic of China ("PRC"), operated the Web Site www.eLong.com, a provider of local content and other internet services. Concurrently with the merger, eLong.com changed its name to Asia.com, Inc. ("Asia.com"). In the merger, the Company issued to the former stockholders of eLong.com an aggregate of 359,949 shares of EasyLink Class A common stock valued at approximately $57.2 million, based upon the Company's average trading price at the date of acquisition. All outstanding options to purchase eLong.com common stock were converted into options to purchase an aggregate of 27,929 shares of EasyLink Class A common stock. The value of the options was approximately $4.4 million based on the Black-Scholes pricing model with a 110% volatility factor, a term of 10 years, an weighted average exercise price of $12.40 per share and a weighted average fair value of $156.90 per share.

The acquisition was accounted for as a purchase business combination. The excess of the purchase price over the fair market value of the acquired assets and assumed liabilities of Asia.com was allocated to goodwill ($62 million). Goodwill was being amortized over a period of 3 years, the expected estimated period of benefit. During the fourth quarter of 2000, approximately $7.8 million of goodwill was written off as it was determined that the carrying value had become permanently impaired as a result of the November 2, 2000 decision, as approved by the Board of Directors, to sell all assets not related to its core messaging business, including its Asia-based businesses. After giving effect to the write off, the net goodwill balance at December 31, 2000 was $38.2 million.

In addition, the Company was obligated to issue up to an additional 71,990 shares of EasyLink Class A common stock in the aggregate to the former stockholders of eLong.com if EasyLink or Asia.com acquired less than $50.0 million in value of businesses engaged in developing, marketing or providing consumer or business internet portals and related services focused on the Asian market or a portion thereof, or businesses in furtherance of such a business, prior to March 14, 2001. In May 2001, the Company issued 7,500 shares of Class A common stock in settlement of this contingency.

In the merger, certain former stockholders of eLong.com retained shares of Class A common stock of Asia.com, representing approximately 4.0% of the outstanding common stock of Asia.com. Under a Contribution Agreement with Asia.com, these stockholders contributed an aggregate of $2.0 *million* in cash to Asia.com in exchange for additional shares of Class A common stock of Asia.com, representing approximately 1.9% of the outstanding common stock of Asia.com. Pursuant to the Contribution Agreement, EasyLink (1) contributed to Asia.com the domain names Asia.com and Singapore.com and $10.0 million in cash and (2) agreed to contribute to Asia.com up to an additional $10.0 million in cash over the next 12 months and to issue, at the request of Asia.com, up to an aggregate of 24,242 shares of EasyLink Class A common stock for future acquisitions. As of June 30, 2000, the Company had fulfilled this obligation. See also "Asia.com Acquisitions", below.

As a result of the transactions effected pursuant to the Merger Agreement and the Contribution Agreement, EasyLink initially owned shares of Class B common stock of Asia.com representing approximately 94.1% of the outstanding common stock of Asia.com. The company's ownership percentage decreased to 92% as of December 31, 2000. Asia.com granted to management employees of Asia.com options to purchase Class A common stock of Asia.com representing, as of December 31, 2000, 9% of the outstanding shares of common stock after giving effect to the exercise of such options.

Sale of eLong.com Inc.

On May 3, 2001, the Company's majority owned subsidiary Asia.com, Inc. sold its business to an investor group. Under the terms of the sale, the buyer paid Asia.com $1.5 million and assumed eLong.com liabilities of approximately $1.5 million. The consideration paid was determined as a result of negotiations between the buyer and EasyLink. In addition, the Company issued 20,000 shares of its Class A common stock valued at $138,000 in exchange for the cancellation of certain options granted to the former owners of eLong.com. The Company accounted for this transaction as part of the sale of the business of Asia.com. As a result of the sale, the Company recorded a loss on the sale of eLong.com, Inc. of $264,000. After the closing of the sale, the Company issued 36,232 shares in January 2002 to eLong.com, Inc. in full satisfaction of an indemnity obligation. The indemnity obligation arose out of eLong.com's settlement of a claim brought by former Lohoo shareholders for a contingent payment. Lohoo was previously acquired by eLong.com, Inc.

Mauritius Entity

On March 31, 2000, the Company acquired 100% of a Mauritius entity, which in turn owned 80% of an Indian subsidiary. The terms were $400,000 in cash and a $1 million 7% note payable one year from closing. The acquisition was accounted for as a purchase business combination. The excess of the purchase price over the fair market value of the assets acquired and assumed liabilities of the Mauritius entity was allocated to goodwill ($2.1 million). Prior to the Company's adoption of SFAS 142 effective January 1, 2002, the goodwill was being amortized over a period of five years, the expected estimated period of benefit.

In June 2000, the Company acquired, through the Mauritius entity, the remaining 20% of the Indian subsidiary for $2.2 million. The acquisition was accounted for as a purchase business combination. The excess of the purchase price over the fair market value of the assets acquired was allocated to goodwill ($2.2 million). Prior to the Company's adoption of SFAS 142 effective January 1, 2002, the goodwill was being amortized over a period of five years, the expected estimated period of benefit.

In connection with the Mauritius acquisition, the Company incurred a $1.8 million charge related to the issuance of 10,435 shares of Class A common stock, as compensation for services performed, $200,000 cash and an additional $200,000 payable in EasyLink Class A common stock as compensation for employees.

On October 31, 2001, the Company's India.com, Inc. subsidiary sold 90% of the share of its Multiple Zones Prvt. Ltd. Subsidiary. The Company recorded a nominal gain on the transaction.

India Acquisition and Divestiture

During the second quarter of 2001, the Company acquired a US and India based company for approximately $600,000, including acquisition costs. The terms were $300,000 in cash and 19,600 shares of EasyLink Class A common stock valued at approximately $272,000 based upon our average trading price surrounding the date of acquisition. The acquisition was accounted for as a purchase business combination. The excess of the purchase price over the fair market value of the assets acquired and assumed liabilities has been allocated to goodwill ($831,000), which was being amortized over a period of three years, the expected estimated period of benefit.

The Company subsequently transferred this acquired business to the former management of its India.com subsidiary. As part of the transaction, the transferred business assumed all of the liabilities of the transferred business and certain liabilities of India.com. In consideration for the assumption of these liabilities, the Company contributed to the transferred business immediately prior to the sale in January 2002 56,075 shares of Class A common stock valued at $0.3 million and $300,000 in cash.

(10) Leases

Prior to 2001, the Company financed its equipment (hardware and software) requirements under capital lease agreements with a number of leasing companies. On November 27, 2001, the Company closed on the restructuring of the outstanding lease payment balances related to most of these agreements. The obligations were converted into a package of securities consisting of senior convertible notes and other obligations. See Note 7 for a description of the debt restructuring. In addition, the Company settled certain leased equipment obligations having an original equipment cost of $22.5 million for an aggregate purchase price of approximately $3.5 million.

In addition to capital leases, the Company leases facilities and certain equipment under agreements accounted for as operating leases. These leases generally require the Company to pay all executory costs such as maintenance and insurance. Rent expense for operating leases for the years ending December 31, 2003, 2002 and 2001 was approximately $4.2 million, $3.4 million, and $4.3 million, respectively.

At December 31, 2003, the Company had $744,503 in gross amount of fixed assets and $561,824 of related accumulated amortization under capital leases. Future minimum lease payments under the remaining capital leases and non-cancellable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2003 are as follows, in thousands:

	Year ending December 31,	
	Capital leases	Operating leases
2004	$146	$ 4,321
2005	37	2,836
2006	–	2,130
2007	–	1,868
2008	–	2,183
2009 and later	–	5,018
Total minimum lease payments	$183	$18,356
Less current portion of obligations under capital leases	146	
Obligations under capital leases excluding current portion	$ 37	

(11) Related Party Transactions

Federal Partners, L.P. Financings

On January 8, 2001, the Company issued $5,000,000 principal amount of 10% Senior Convertible Notes due January 8, 2006 to Federal Partners. Stephen Duff, a director of the Company, is Chief Investment Officer of The Clark Estates, Inc. and is Treasurer of the general partner of, and a limited partner of, Federal Partners, L.P. The note accrued interest at the rate of 10% per annum and was payable semi-annually one half in cash and, at the option of the Company, one half in shares of Class A common stock valued at the conversion price of $10.00 per share. The Company issued shares to Federal Partners in payment of interest on this note during 2003, 2002 and 2001. The Clark Estates, Inc. provides management and administrative services to Federal Partners. On March 20, 2001, the Company issued to Federal Partners 300,000 shares of our Class A common stock for a purchase price of $3,000,000, and committed to issue to Federal Partners an additional 100,000 shares of Class A common stock if the closing price of our Class A common stock on the principal securities exchange on which they are traded was not at or above $100 per share for 5 consecutive days. The additional shares were issued in 2002. As part of the financing completed on November 27, 2001 in connection with our debt restructuring, the Company issued to Federal Partners an aggregate of 250,369 shares of Class A common stock for a purchase price of $1,700,000, and we committed to issue to Federal Partners an additional 173,632 shares of Class A common stock if the average of the closing prices of our Class A common stock on Nasdaq was not at or above $16.00 per share for the 10 consecutive trading days through year end 2001. The additional shares were issued in 2002. Through his limited partnership interest in Federal Partners, Mr. Duff has an indirect interest in 10,789 of the shares of Class A common stock held by Federal Partners.

On May 1, 2003, Federal Partners exchanged the $5 million note for 2.5 million shares of Class A common stock value of approximately $1.4 million. In addition, on April 30, 2003, Federal Partners purchased 1,923,077 shares of Class A common stock of EasyLink at a purchase price of $.52 per share or $1 million in the aggregate. Federal Partners and accounts for which The Clark Estates, Inc. provides management and administrative services, were beneficial holders as of May 1, 2003 of 13.02% of the Company's common stock.

Acquisition of Swift Telecommunications, Inc.

The Company acquired Swift Telecommunications, Inc. on February 23, 2001. George Abi Zeid was the sole shareholder of Swift Telecommunications, Inc ("STI"). In connection with the acquisition, Mr. Abi Zeid was elected to the Board of Directors of the Company and was appointed President – International Operations. EasyLink paid $835,294 in cash, issued 1,876,618 shares of Class A common stock valued at $30.8 million and issued a promissory note in the original principal amount of approximately $9.2 million to Mr. Abi Zeid in payment of the purchase price for the acquisition payable at the closing. Under the merger agreement, EasyLink also agreed to pay additional contingent consideration to Mr. Abi Zeid equal to the amount of the net proceeds, after satisfaction of certain liabilities of STI and its subsidiaries, from the sale or liquidation of the assets of one of STI's subsidiaries. Pursuant to the debt restructuring completed on November 27, 2001, EasyLink issued $2,682,964 principal amount of restructure notes, 268,295 shares of Class A common stock valued at approximately $1.6 million and warrants to purchase 268,295 shares of Class A common stock in exchange for Mr. Abi Zeid's $9.2 million note. In connection with the acquisition by STI on January 31, 2001 of the EasyLink Services business from AT&T Corp., Mr. Abi Zeid pledged to AT&T Corp. under a Pledge Agreement dated January 31, 2001 all of the shares of EasyLink Class A Common Stock that he was entitled to receive pursuant to the acquisition to secure a $35 million note issued to AT&T Corp. by STI and assumed by EasyLink as part of the purchase price for the EasyLink Services business. As a result of the debt restructuring completed on November 27, 2001, these shares now secure the $10 million principal amount of restructure notes issued to AT&T Corp. in exchange for the $35 million note held by it. In connection with the acquisition of STI on February 23, 2001, EasyLink also entered into a conditional commitment to acquire the 25% minority interests in two STI subsidiaries for $47,059 in cash, promissory notes in the aggregate principal amount of approximately $517,647 and 106,826 shares of Class A common stock. This transaction is subject to certain conditions, including satisfactory completion of due diligence, receipt of regulatory approvals and other customary conditions. On May 1, 2003 in connection with the Company's debt restructuring, Mr. Abi Zeid exchanged the promissory note in the principal amount of $2,682,964 for 1,341,482 shares of Class A common stock valued at approximately $765,000 and agreed to defer interest payments due to him in the amount of $283,504. See Note 7 – Notes Payable.

Mr. Abi Zeid also agreed to contribute up to approximately 1.2 million shares of Class A common stock issuable to him in connection with the November 2001 debt restructuring in order to permit the grant of shares or options to employees. Shares awarded from this commitment were valued at $0.5 million and were accounted for as compensation expense in the fourth quarter of 2001.

Fax-2 Acquisition and Divestiture

Under an Exclusivity and Royalty Agreement among Daniel Kuehler, Kurt Winter and EasyLink Services dated May 30, 2000, EasyLink Services acquired from Messrs. Kuehler and Winter the rights to develop, market and deploy the Fax-2 business concept. Fax-2 allows users to send faxes to any email address. Mr. Kuehler is the son of Jack Kuehler, a director of EasyLink Services until September 30, 2002. Each of Messrs. Kuehler and Winter received 1,000 shares of EasyLink Services Class A common stock upon execution of the agreement and were entitled to a 10% royalty up to $100,000 on all revenue generated by Fax-2 and thereafter a 1% royalty on such revenue so long as specified performance and operating conditions were maintained. Mr. Kuehler also entered into an employment agreement which entitled him to receive full compensation and benefits through June 15, 2001 if his employment is terminated for any reason other than cause before then. Mr. Kuehler also received on June 15, 2000 a grant of 3,000 options at an exercise equal to fair market value at the time of grant. These options were to vest over four years. The Fax-2 service was re-named the FaxMail Service while owned by the Company.

On October 4, 2001, the Company and Messrs. Kuehler and Winter entered into a Divestiture Agreement which superceded the Exclusivity and Royalty Agreement. Under the Divestiture Agreement, the Company transferred to an entity formed by Messrs. Kuehler and Winter and to be named FaxMail exclusive permanent rights to develop, market and deploy the FaxMail Service. Under the Divestiture Agreement, the Company would own 10% of FaxMail. Under the arrangement, the parties agreed that the Company would also be entitled to receive a royalty on all business referred by it to FaxMail equal to 20% of the gross revenues of the business referred. The parties also agreed that each party would have independent ownership of certain technology underlying the FaxMail Service as of the date of the Divestiture Agreement and the Company would have the right to license future modifications, enhancements or replacements to the FaxMail Service developed by FaxMail.

(12) Capital Stock

Reverse Stock Split

Effective January 23, 2002, the Company authorized and implemented a 1 for 10 reverse stock split. Accordingly, all share and per share amounts in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split.

Authorized Shares

In 2001, the Company amended its amended and restated certificate of incorporation, as amended, in order to increase the number of authorized shares up to 570,000,000 consisting of 500,000,000 and 10,000,000 shares of Class A and Class B common stock, respectively; and 60,000,000 undesignated shares of preferred stock, all classes with a par value of $0.01 per share. These amounts continue to represent the respective numbers of authorized shares of the Company as of the date hereof.

Common Stock

Voting Rights

Each share of Class A common stock has one vote per share. Each share of Class B common stock, which is owned by the Chairman, shall have ten votes per share, and may convert into one share of Class A common stock.

Liquidation Preference

In the event the Company is liquidated, dissolved or wound up, the holders of Class A and Class B common stock will be entitled to receive distributions only after satisfaction of all liabilities and the prior rights of any outstanding class of preferred stock. If the Company is liquidated, dissolved or wound up, its legally available assets after satisfaction of all liabilities shall be distributed to the holders of Class A and Class B common stock pro rata based on the respective numbers of shares of Class A common stock held by these holders or issuable to them upon conversion of Class B common stock.

Private Placements of Common Stock

On March 20, 2001, the Company completed a private placement of 300,000 shares of Class A common stock (the "Common Shares") with a private investor for an aggregate price of $3,000,000. Pursuant to the Common Stock Purchase Agreement dated as of March 13, 2001 between the Company and the private investor and subject to the effectiveness of a registration statement covering shares of Class A common stock issuable upon conversion of certain convertible notes, EasyLink was obligated to issue an additional 100,000 shares of Class A common stock to the private investor if the closing price of the Company's Class A common stock was not at or above $100 per share for at least five consecutive trading days during 2001. These shares were issued in January 2002.

On April 30, 2003, the Company completed a private placement of 1,923,077 shares of Class A common stock for an aggregate price of $1,000,000 to Federal Partners.

India.com, Inc. Preferred Stock Exchange

On October 17, 2001, the Company and the holders of India.com preferred stock completed the exchange of India.com preferred stock for approximately 1.4 million shares of the Company's Class A common stock valued at approximately $6.1 million. See Note 9 Discontinued Operations.

Settlements

During 2002 and 2001, the Company issued 226,391 and 878,838 shares of Class A common stock, respectively, in connection with various settlements of certain obligations and for payment of services rendered valued at $706,000 and $6.6 million, respectively, in the aggregate. The 2002 issuance is comprised of 106,534 shares in connection with vendor settlement, 21,016 shares in connection with third party vendors, 36,232 in connection with Lohoo settlement, 56,075 shares in connection with MyIndia.com sale, 6,534 shares in connection with MyIndia.com contingent liability. The 2001 issuance is comprised of 196,604 shares in connection with vendor settlements, 300,000 shares in connection with the TII settlement, 162,083 shares in connection with the TCOM settlement, 103,359 shares in connection with payment of a promissory note, 53,319 shares in connection with merger agreements and 33,292 shares in connection with Asia.com settlements, 10,590 shares in connection with India.com settlements, and 19,591 shares in connection with New Millenium settlement. In addition, 888,810 and 294,533 shares of Class A common stock were issued during 2002 and 2001, respectively, in lieu of cash interest payments on Senior Convertible Notes and subordinated debentures valued at $1.8 and $0.6 million, respectively, in the aggregate.

Common Stock and Warrants issued in Debt Restructuring and Related Financing

Under the terms of the Company's debt restructuring completed on November 27, 2001, the Company exchanged an aggregate of approximately $63 million of debt and equipment lease obligations for an aggregate of approximately $20 million of restructure notes and obligations due in installments commencing June 2003 through June 2006, 1.97 million shares of Class A Common Stock valued at $12.0 million and warrants to purchase 1.8 million shares of Class A Common Stock valued at $0.5 million. $9.1 million in principal amount of the restructure notes are convertible into shares of Class A common stock at a conversion price of $10.00 per share, subject to adjustment.

As a condition to the debt restructuring, the Company completed a financing. $5.875 million of this financing was represented by the investment of cash in exchange for 1,468,750 shares of Class A common stock. Approximately $3.0 million of this financing was represented by the exchange of $1.4 million of cash equipment purchase obligations held by lessors and $1.6 million of other cash obligations held by AT&T for an aggregate of 820,000 shares of Class A common stock.

Undesignated Preferred Shares

The Company is authorized, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more classes or series. At December 31, 2003 and 2002, 60,000,000 authorized shares of undesignated preferred stock were available for creation and issuance in this manner.

(13) Stock Options

In 2001, the Company recorded compensation expense of approximately 0.5 million for a transfer of common stock and stock options from an officer to certain employees. (See Note 11, Related Party Transactions – Acquisition of Swift Telecommunications Inc.)

During 2001, the Company granted to its employees and directors under its stock option plans a total of 973,017 options to purchase shares of Class A common stock with an average exercise price of $4.64 per share. As of December 31, 2002, the Company had a total of options outstanding with an average exercise price of $13.50 per share.

In connection with the Company's debt restructuring, the Company issued upon the closing of the restructuring, warrants to purchase 1.8 million shares of Class A common stock at $6.10 per share. See Note 7 for a description of the restructuring and the warrants.

A summary of the Company's stock option activity and weighted average exercise prices is as follows:

	For the Year Ended December 31,					
	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	2,773,446	$6.80	1,855,781	$13.50	1,334,429	$28.60
Options granted	2,470,131	$1.14	1,285,300	$ 1.04	973,017	$ 4.64
Options canceled	(290,047)	$7.23	(367,732)	$20.44	(449,665)	$40.49
Options exercised	(71,550)	$0.98	97	–	(2,000)	$ 5.00
Options outstanding at end of period	4,881,980	$4.00	2,773,446	$ 6.80	1,855,781	$13.50
Options exercisable at period end	2,200,787		1,174,560		810,483	
Weighted average fair value of options granted during the period	$0.90		$0.93		$3.92	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercise Price
$0.53–0.70	526,400	9.40	$ 0.54	3,750	$ 0.63
$0.98–1.25	2,921,064	9.00	$ 1.15	1,006,356	$ 0.98
$1.58–2.30	681,410	7.50	$ 2.14	530,981	$ 2.18
$2.69–4.00	67,690	7.20	$ 3.59	53,839	$ 3.77
$4.20–6.30	88,597	4.20	$ 5.07	73,798	$ 5.11
$6.60–9.06	10,380	7.00	$ 7.84	7,002	$ 7.86
$10.00–14.69	217,968	6.30	$ 12.38	173,727	$ 12.26
$16.56–23.36	275,210	5.00	$ 17.13	259,930	$ 17.15
$32.44–40.00	42,728	4.20	$ 35.00	42,705	$ 35.00
$50.00–74.61	31,039	5.40	$ 52.28	29,949	$ 52.03
$118.6–175.00	18,269	6.10	$155.74	17,543	$155.73
$190.00–200.00	957	5.20	$192.71	957	$192.71
$294.80–294.80	268	1.20	$294.80	250	$294.80
	4,881,980	8.30	$ 4.00	2,200,787	$ 7.01

On May 31, 2000, the Board of Directors approved the cancellation and re-issuance of 50,000 options to an executive at an exercise price of $55.30 per share based on the closing price of the Company's Class A common stock on May 31, 2000. The options had an original exercise price of $124.40. The new options vest at the same rate that they would have vested under previous plans. Pursuant to FIN 44, stock options re-priced after December 15, 1998 are subject to variable plan accounting. To date, the Company has not recorded any compensation charge as the fair market value of the Company's common stock has been below the new exercise price.

On November 14, 2000, the Company offered to certain employees, officers and directors, including the executive mentioned above, other than the chairman, the right to re-price certain outstanding stock options to an exercise price equal to $16.90, the closing price of the Company's Class A common stock on NASDAQ on November 14, 2000. Options to purchase an aggregate of up to 632,799 shares were repriced. As of December 31, 2001 options to purchase 532,595 shares were outstanding. The re-priced options will vest at the same rate that they would have vested under their original terms except that shares issuable upon exercise of these options were not able to be sold until after November 14, 2001. Pursuant to FIN 44, since the new exercise price was equal to the fair market value of the Company's common stock on the new measurement date, the Company did not record any compensation cost in connection with this program. However, depending upon movements in the market value of the Company's Class A common stock, this accounting treatment may result in significant non-cash compensation charges in future periods. To date, the Company has not recorded any compensation charge as the fair market value of the Company's common stock has been below the new exercise price.

(14) Employee Stock and Savings Plans

401 (k) Plan

On January 3, 2000, the Company established a 401(k) Plan ("the plan"). Subject to Internal Revenue Service Code limitations, participants may contribute from 1% to 15% of pay each pay period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 50% of the first 6% of an employee's contribution with shares of Class A common stock. Vesting of the Company's matching contributions begins at 20% after the first anniversary of date of hire or plan commencement date, whichever is later, increasing by 20% each year thereafter through the fifth year until full vesting occurs. The Company's matching contributions of 531,545, 314,642, and 75,209 shares of Class A common stock, for the years ended December 31, 2003, 2002 and 2001 resulted in compensation expense of $492,000, $437,000, and $412,000, respectively.

Due to the acquisition of STI, the Company has various pension plans in other countries. The participants may contribute from 2.5% to 10.5% of pay each period on a before tax basis, subject to statutory limits. Such contributions are fully and immediately vested. The Company will match 4.5% up to 20% of a participant's contribution. Vesting of the Company's matching contribution is immediate. The Company's matching contributions for the years ended December 31, 2003, 2002 and 2001 amounted to $210,000, $454,000 and $220,000, respectively.

Employee Stock Purchase Plan

On March 14, 2000, the Board of Directors adopted, and on May 18, 2000, the shareholders approved the EasyLink Employee Stock Purchase Plan (the "ESPP"). Eligible employees can contribute, through a payroll deduction in 1% increments, from a minimum of 1% to a maximum of 10% of base salary or wages. Each purchase period lasts for six months beginning on the first day of January and the first day of July. The purchase price is set at 85% of the lower of the fair market value of EasyLink Class A common stock on the first day of the purchase period or on the last day of the purchase period. The fair market value will be determined based on the closing sales price on the NASDAQ National Market. If EasyLink shares cease to be traded on the NASDAQ National Market, a committee of at least two members of the board of directors will determine the fair market value in the manner prescribed by the plan. During 2001, employees purchased 3,869 shares at an average price of $4.91 per share. At December 31, 2001, approximately 94,000 shares were reserved for future issuances.

During 2001, the Company decided to discontinue any active participation in the ESPP. This resulted in freezing the plan effective June 30, 2001. The Company has the option of reinstating the plan at a later date.

(15) Restructuring Charges

During 2003, 2002 and 2001, restructuring charges of $1.5 million, $2.3 million and $25.3 million, respectively, were recorded by the Company. During 2003 and 2002, the Company's restructuring initiatives are related to the relocation and consolidation of its New Jersey-based office facilities into one location and a similar consolidation of its office facilities in England. The relocation process was completed in the first 6 months of 2003. The restructuring charges are comprised of abandonment costs with respect to leases, including the write-off of leasehold improvements. During 2001, the Company's restructuring initiatives are related to our strategic decisions to exit the consumer messaging business and to focus on the Company's outsourced messaging business. The Company's restructuring program included an incremental reduction in the workforce of approximately 150 employees. Employees affected by the restructuring were notified by direct personal contact and by written notification. The remaining employee benefit termination amounts were paid out in 2002. In addition, asset disposals of $24.1 million reflect write-downs of excess fixed assets and other assets to their net realizable values.

The lease abandonments represent the cost to exit the facility leases. The remaining amounts are to be paid out over the next 3 years which corresponds to the terms of the lease.

The following sets forth the activity in the Company's restructuring reserve (in thousands):

	For the year ended December 31, 2003			
	Beginning balance	Current year provision (reversal)	Current year utilization	Ending balance
Employee termination benefits	$ 140	$ (129)	$ (11)	–
Lease abandonments	2,175	1,607	(1,035)	2,747
Other exit costs	47	–	(47)	–
	$2,362	$1,478	$(1,093)	$2,747

	For the year ended December 31, 2002			
	Beginning balance	Current year provision (reversal)	Current year utilization	Ending balance
Employee termination benefits	$228	–	$ (88)	$ 140
Lease abandonments	539	2,143	(507)	2,175
Asset disposals	–	162	(162)	–
Other exit costs	32	15	–	47
	$799	$2,320	$(757)	$2,362

(16) Income Taxes

There is no provision for federal, state or local, and foreign income taxes for all periods presented, since the Company has incurred losses for tax purposes since inception. At December 31, 2003 and 2002, the Company had approximately $164.0 and $188.4 million, respectively, of federal net operating loss carryforwards available to offset future taxable income. Such carryforwards expire in various years through 2023. The Company has recorded a full valuation allowance against its deferred tax assets since management believes that, after considering all the available objective evidence, it is not more likely than not that these assets will be realized. Accordingly, for the year ended December 31, 2003 the valuation allowance decreased by $15.8 million and for the year ended December 31, 2002 the valuation allowance increased by $448,000. The tax effect of temporary differences that give rise to significant portions of federal deferred tax assets principally consists of the Company's net operating loss carryforwards.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the utilization of net operating loss carryforwards may be limited under the change in stock ownership rules of the Code. As a result of numerous historical equity transactions, the Company has experienced "ownership changes," as defined by Section 382.0. As a result of a study of its equity transactions, the Company has determined that there exists significant limitations on its ability to offset future taxable income with its existing net operating loss carryforwards.

The elimination of outstanding debt in 2003 will result in substantial income from cancellation of debt for income tax purposes. The Company intends to minimize its income tax payable as a result of the restructuring by, among other things, offsetting the income with its historical net operating losses and otherwise reducing the income in accordance with applicable income tax rules. As a result, the Company does not expect to incur any material current income tax liability from the elimination of this debt. However, the relevant tax authorities may challenge the Company's income tax positions. See Note 18.

The effects of temporary differences and tax loss carryforwards that give rise to significant portions of federal deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are presented below, in thousands.

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Net operating loss carryforwards	$ 65,588	$ 79,548
Accounts receivable principally due to allowance for doubtful accounts	1,624	2,277
Non-cash compensation	–	398
Plant and equipment, principally due to differences in depreciation	817	1,416
Write down of assets and investments	6,703	7,038
Accrued expenses	577	590
Restructuring reserve	790	801
Other	235	112
Gross deferred tax assets	76,334	92,180
Less: valuation allowance	(76,334)	(92,180)
Net deferred tax assets	$ –	$ –

Of the total deferred tax assets of $76.3 million existing on December 31, 2003, subsequently recognized tax benefits, if any, in the amount of approximately $5.6 million will be applied directly to contributed capital when realized. This amount relates to the tax effect of deductions for stock options included in the Company's net operating loss carryforward.

(17) Valuation and Qualifying Accounts

Additions and write-offs charged to the allowance for doubtful accounts is presented below, in thousands.

Allowance for doubtful accounts	Balance at beginning of year	Additions charged to costs and expenses	Additions from acquisitions	Balance Deductions/ write-offs	Balance at end of period
For the year ended December 31, 2001	$ 777	$7,224	$8,731	$2,185	$14,547
For the year ended December 31, 2002	$14,547	$2,596	$ –	$9,091	$ 8,052
For the year ended December 31, 2003	$ 8,052	$ 1	$ –	$3,229	$ 4,824

(18) Commitments and Contingencies

Master Carrier Agreement

In connection with the acquisition of the EasyLink Services business from AT&T Corp., the Company entered into a Master Carrier Agreement with AT&T. Under this agreement, AT&T has provided the Company with a variety of telecommunications services that are required in connection with the provision of the Company's services. The term of the agreement for network connection services is for 36 months through May 2005 and the term of the agreement for private line and satellite services expired in March, 2004. The Company is negotiating with AT&T to extend the private line and satellite services agreement for a period of 18 to 24 months. Under the agreement, the Company has a minimum purchase commitment for network connection services equal to $3 million for each of the three years of the contract. If the Company terminates the network connection services or the private line and satellite services prior to the end of the term or AT&T terminates the services for the Company's breach, the Company must pay to AT&T a termination charge equal to 50% of the unsatisfied minimum purchase commitment for these services for the period in which termination occurs plus 50% of the minimum purchase commitment for each remaining commitment period in the term. During 2003, the Company entered into a separate agreement for a term of 36 months ending in September 2006 for switched services from AT&T which includes a minimum revenue commitment of $120,000 per year.

Other Telecommunications Services

The Company has committed to purchase from MCI Worldcom a minimum of $75,000 per month in other telecommunications services through January 2005 and to purchase from XO Communications, Inc., a minimum of $35,000 per month in services through November 2004. The Company also has one year commitments to purchase internet bandwidth services from various providers that aggregate approximately $43,000 per month.

Legal Proceedings

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. These include claims of alleged infringement of third-party patents, trademarks, copyrights, domain names and other similar proprietary rights; employment claims; and contract claims. These claims include pending claims that some of our services employ technology covered by third party patents. These claims, even if not meritorious, could require the Company to expend significant financial and managerial resources. No assurance can be given as to the outcome of one or more claims of this nature. If an infringement claim were determined in a manner adverse to the Company, the Company may be required to discontinue use of any infringing technology, to pay damages and/or to pay ongoing license fees which would increase the Company's costs of providing the service.

The Company has also received notices or claims from certain third parties for disputed and unpaid accounts payable. The Company believes that it has appropriately reserved for the amount of any liability that may arise out of these matters, and management believes that these matters will be resolved without a material effect on the Company's financial position or results of operations.

In connection with the termination of an agreement to sell the portal operations of the Company's discontinued India.com business, the Company brought suit against a broker that it had engaged in connection with the proposed sale of the portal operations alleging, among other things, breach of contract and misrepresentation. The broker brought a counterclaim against the Company for a brokerage fee that would have been payable on the closing of the proposed sale. The court entered a judgment in the amount of $931,000 against the Company. In response to the judgment, the Company filed a motion to alter the judgment in which the Company, among other things, requested that the Court vacate the judgment or reduce the amount of damages. On February 20, 2003, the Court vacated the original judgment and entered a declaratory judgment in the Company's favor that the Company does not owe the broker any fee or other compensation arising from the failed sale of the portal operations. On March 13, 2003, the broker filed a motion to amend the judgment or for a new trial requesting, among other things, reinstatement of the original judgment or, in the alternative, a new trial. On September 10, 2003, the Court reinstated the previously vacated judgment in favor of the broker in the original amount of $931,000. The Company has filed for an appeal. The Court has permitted the Company, in lieu of posting an appeal bond, to place $50,000 per month for eight months commencing November 7, 2003, for a total of $400,000, into a trust account to provide funds for the payment of the judgment if upheld on appeal. The broker appealed the Court's order permitting the Company to place funds in the trust account in lieu of posting an appeal bond. Although the Company intends to pursue its appeal vigorously, no assurance can be given as to the Company's likelihood of success or its ultimate liability, if any, in connection with this matter. Although the Company intends to defend vigorously this matter, it can provide no assurance that its ultimate liability, if any, in connection with the claim will not have a material adverse effect on its cash flows.

On November 19, 2003, Depository Trust Company or DTC instituted suit against the Company in the United States District Court for the District of New Jersey for moneys allegedly due under a sublease entered into by the Company in September 1999 for premises located in Jersey City, New Jersey. DTC seeks additional moneys from the Company to compensate DTC for alleged damages resulting from the Company's alleged breach of the Sublease and the resulting termination thereof by DTC in October 2001. The original sublease term was through December 30, 2005. The Company's obligations under the sublease consisted of annual fixed rent of approximately $500,000 and additional rent based on expenses relating to the building allocated to the Company under the sublease. The Company has filed an Answer and Counterclaim against DTC, seeking the return of all or a substantial portion of the proceeds of a $1 million letter of credit procured by the Company to secure its obligations under the sublease and drawn upon in full by DTC and alleging that DTC failed to mitigate damages by not re-renting the space. The Company believes that it has meritorious defenses to the claim filed by DTC and believes that the Company's counterclaim is meritorious. Although the Company intends to defend vigorously this matter, the Company can give no assurance that its ultimate liability, if any, in connection with the claim will not have a material adverse effect on our results of operations, financial condition or cash flows.

Other

The Company's tax filings may be subject to challenge by various tax authorities. See Note 16. Although the Company believes its tax positions are in accordance with the relevant laws and regulations, they may be subject to interpretation by such authorities. The Company cannot predict whether any changes to its anticipated tax positions and filings could impact its results of operations, financial condition or cash flows.

An Indian-based subsidiary of the Company's discontinued India.com Inc. subsidiary has received notices of tax assessment from the Indian tax authorities for approximately $650,000 in tax assessments. The subsidiary, which ceased operations in December 2001, intends to defend the assessments. The Company has established what it believes to be appropriate reserves for any liability of the subsidiary for these assessments.

(19) Quarterly Financial Information – Unaudited

2003 Condensed Quarterly Consolidated Statements of Operations (in thousands, except per share data)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$24,738	$25,065	$25,802	$25,742
Cost of revenues	11,622	10,863	13,361	13,707
Gross profit	13,116	14,202	12,441	12,035
Operating expenses	12,571	12,760	12,787	14,595
Income (loss) from operations	545	1,442	(346)	(2,560)
Gain/(loss) from debt restructuring	412	–	47,026	6,640
Other income/(expense), net	(116)	(75)	(304)	(778)
Income from continuing operations	841	1,367	46,376	3,302
Loss from discontinued operations	(100)	(838)	–	–
Net income	$ 741	$ 529	$46,376	$ 3,302
Basic and diluted income per share:				
Income from continuing operations	$ 0.02	$ 0.03	$ 1.28	$ 0.19
Loss from discontinued operations	–	(0.02)	–	–
Net income	$ 0.02	$ 0.01	$ 1.28	$ 0.19

2002 Condensed Quarterly Consolidated Statements of Operations (in thousands, except per share data)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$ 26,003	$28,017	$30,029	$30,305
Cost of revenues	13,434	14,012	14,282	15,872
Gross profit	12,569	14,005	15,747	14,433
Operating expenses[(1)]	93,926	18,009	15,706	16,046
Income (loss) from operations	(81,357)	(4,004)	41	(1,613)
Gain/(loss) from debt restructuring	–	6,558	–	–
Other income/(expense), net[(2)]	(2,315)	(796)	(1,320)	(1,039)
Income (loss) from continuing operations	(83,672)	1,758	(1,279)	(2,652)
Loss from discontinued operations	–	–	–	–
Net income (loss)	$(83,672)	$ 1,758	$ (1,279)	$ (2,652)
Basic and diluted income (loss) per share:				
Income (loss) from continuing operations	$ (4.86)	$ 0.10	$ (0.08)	$ (0.16)
Loss from discontinued operations	–	–	–	–
Net income (loss)	$ (4.86)	$ 0.10	$ (0.08)	$ (0.16)

Due to changes in the number of shares outstanding, quarterly loss per share amounts do not necessarily add to the totals for the years.

(1) Included in operating expenses are impairment and restructuring charges of $79,394 in Q4 2002.

(2) Included in other income/(expense) are impairment of investment charges of $1,515 in Q4 2002.

(20) Geographic Disclosure

	Geographic Information For the Year Ended December 31,		
	2003	2002	2001
United States:			
Revenues	$77,019	$ 89,356	$ 100,442
Operating income (loss)	(175)	(84,543)	(168,019)
Total assets	49,408	58,704	161,366
Long lived assets	27,585	34,317	129,331
All other regions:			
Revenues	24,328	24,998	23,487
Operating income (loss)	(742)	(2,390)	(4,222)
Total assets	4	2,307	8,876
Long lived assets	951	1,544	2,311

Significant country included in all other regions

United Kingdom:			
Revenues	20,463	20,940	19,032
Operating income (loss)	172	(1,798)	(3,755)
Total assets	1,176	2,453	7,758
Long lived assets	541	938	1,599

Geographic data is classified based on the location of the Company's operation that provides selling and general account maintenance of the customer's accounts.

Independent Auditors' Report

The Board of Directors
EasyLink Services Corporation:

We have audited the accompanying consolidated balance sheets of EasyLink Services Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EasyLink Services Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the consolidated financial statements, the Company has suffered recurring losses from operations since inception and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1(b). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 (i), 1(j) and 6, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002.

/s/ KPMG LLP

New York, New York
February 12, 2004

2003 Stockholder Data – Market Price

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High	$1.96	$2.65	$0.88	$1.00
Low	$1.11	$0.63	$0.45	$0.40
End of Quarter	$1.49	$1.63	$0.68	$0.46

2002 Stockholder Data – Market Price

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
High	$1.60	$2.95	$3.15	$6.70
Low	$0.51	$0.66	$0.96	$2.55
End of Quarter	$0.64	$1.46	$1.25	$2.70

The Nasdaq closing market price at February 27, 2004 was $1.61.

Dividends

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying any cash dividends on its stock in the foreseeable future. The Company currently intends to retain future earnings, if any, to pay its obligations and to finance the expansion of its business.

Number of Security Holders

At February 27, 2004, the approximate number of holders of record of Class A and Class B common stock was 721 and 1, respectively.

Stock listings

The principal market on which the common stock is traded is the NASDAQ National Market under the symbol "EASY."

This annual report may contain statements of a forward-looking nature relating to the future events or the future financial results of EasyLink. Investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, investors should specifically consider the various factors that could cause actual events or results to differ materially from those indicated from such forward-looking statements. These risks and uncertainties are described in the Company's most recent prospectus and other filings filed with the Securities and Exchange Commission and in subsequent filings with the Securities and Exchange Commission.

BOARD OF DIRECTORS

Gerald Gorman
Chairman of the Board
EasyLink Services Corporation

Thomas Murawski
President and Chief Executive Officer
EasyLink Services Corporation

George Abi Zeid
Executive Vice President and President - International Division
EasyLink Services Corporation

Robert Casale
Former Group President Brokerage Information Services
Group, ADP

Stephen Duff
Chief Investment Officer
The Clark Estates, Inc.

George Knapp
Special Limited Partner and Consultant to MidMark Equity
Partners, L.P. and Former Corporate Vice President of ITT

Dennis Raney
Former Chief Financial Officer
eONE Global, LP and Novell, Inc.

EXECUTIVE OFFICERS

Gerald Gorman
Chairman of the Board

Thomas Murawski
President and Chief Executive Officer

George Abi Zeid
Executive Vice President and President - International Division

Michael Doyle
Vice President,
Chief Financial Officer

Debra McClister
Executive Vice President

David Ambrosia
Executive Vice President,
General Counsel

OFFICE LOCATIONS

Corporate Headquarters
33 Knightsbridge Road
Piscataway, New Jersey 08854

Phone: 1 800 624-5266
Fax: 1 888 317-0992
E-mail: sales@EasyLink.com

Outside the United States
International Corporate Headquarters
EasyLink Services Corporation
262 Glen Head Road
Glen Head, New York 11545

Phone: +1 516 671-8000
Fax: +1 516 671-5959
E-mail: international@EasyLink.com

www.EasyLink.com
NASDAQ: EASY

EASYLINK
SERVICES

33 Knightsbridge Road
Piscataway, New Jersey 08854

Within the U.S.
(Phone) 1-800-624-5266
(Fax) 1-888-317-0992

Outside the U.S.
Phone: +1 516 671-8000
Fax: +1 516 671-5959

www.EasyLink.com
NASDAQ: EASY